82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VRI Biomedical Limited

*CURRENT ADDRESS Level 11, BGC Centre
28 The Esplanade
Perth WA 6000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

FILE NO. 82- 34683 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE : 9/20/02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

VRI Biomedical Ltd

ACN, ARBN or ARSN

084 646 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

02 AUG 15 AM 9:58

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent *new issue documents* Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	300,000 Shares & 120,000 Options
39	Class of +securities for which quotation is sought	Ordinary Shares – VRI Options - VRIO
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, in All respects rank equally with existing shares and options.

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

End of Restriction Period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
19,726,570	VRI
7,890,657	VRJO

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3/7/01..........
(~~Director~~/Company secretary)

Print name: JOHN FRAME ....

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

VRI BIOMEDICAL LTD

ACN or ARBN	Quarter ended ("current quarter")
084 464 193	30 – 06 - 2001

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (..12..months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(342)	(926)
	(b) advertising and marketing	(3)	(50)
	(c) research and development	(365)	(1372)
	(d) leased assets	-	-
	(e) other working capital	(329)	(743)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	101	277
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(938)	(2814)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (......months) $A'000
1.8	Net operating cash flows (carried forward)	**(938)**	**(2814)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property	-	-
	(d) physical non-current assets	(37)	(160)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(37)	(160)
1.14	**Total operating and investing cash flows**	(975)	(2974)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	12604
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material) IPO & BONUS SHARE OPTION COSTS	-	(1029)
	Net financing cash flows	-	11575

+ See chapter 19 for defined terms.

	Net increase (decrease) in cash held	(975)	8601
1.21	Cash at beginning of quarter/year to date	10095	519
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	9120	9120

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	133
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	259	197
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details) – BANK BILLS	8861	9898
Total: cash at end of quarter (item 1.22)	9120	10095

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /[redacted]* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30/7/01
(Director/~~Company secretary~~)

Print name: LEON IVORY

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a)- policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Document 205g

+ See chapter 19 for defined terms.

VRI BioMedical Joint Venture with $14 Billion Life Sciences Company

VRI BioMedical Ltd (VRI), listed on the Australian Stock Exchange and a leader in biotechnology, has announced a collaborative research, development and commercialisation agreement with **DSM NV (DSM)**, a predominant global life sciences company based in The Netherlands.

The commercial partnership combines the strength of **DSM** in the areas of fermentation and probiotic (healthy natural bacteria) cultures with the innovative strengths of **VRI** to prove the health benefits of bio-therapeutics. The joint venture will enable the development of new bio-therapeutic products with a sound scientific background on their health benefits for pharmaceutical, food and veterinary applications.

The co-development and commercial development agreement allows joint intellectual property to be cultivated and owned with both parties commercially exploiting global market opportunities and earning royalties from one another's commercial activities.

The partnership is subject to the completion of a mutually agreeable project plan, soon to be finalised.

VRI facilitates the commercialisation of innovative biotechnological projects in the area of mucosal dysfunction (the immune system). The Company was founded with a strong scientific and commercial purpose to take leading edge science to achieve early commercial outcomes through partnering agreements with co-developers and marketers of pharmaceutical and diagnostic products.

DSM is a highly integrated group of companies that is active in life science products, performance materials, polymers and industrial chemicals. The group, headquartered in The Netherlands, has annual sales of EUR 8.1 billion (AUS$14.0 billion) and employs about 22,000 people at more than 200 sites worldwide. **DSM's** strategic objective is to secure, by 2005, a place among the world's leading specialty companies, with businesses characterized by high added value, strong growth and profit levels. **DSM's** focus will be on advanced chemical and biotechnological products and performance materials in which the company will hold global leadership positions.

This is the first agreement maturing out of the **VRI** commercialisation programme. Negotiations are progressing with a number of international organisations regarding the commercialisation of the other 14 **VRI** products.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New i...

...securities

Inform ... formation and documents
given t...

Introduc...

02 AUG 15 AM 9:58

Name o... entity

VRI Biomedical Ltd

ACN, ARBN or ARSN

084 646 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Items 1 through 10 are not applicable

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Items 35 through 37 are not applicable

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	305,333 Shares & 122,134 Options
39	Class of +securities for which quotation is sought	Ordinary Shares – VRI Options - VRIO
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, in All respects rank equally with existing shares and options.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of Restriction Period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
20,031,903	VRI
8,012,791	VRIO

(now go to 43)

All entities

Fees

+ See chapter 19 for defined terms.

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that ~~they~~ are ~~(will~~ be) true and complete.

Sign here: .... Date: 29/8/01
(Director/~~Company secretary~~)

Print name: LEON IVORY

== == == == ==

+ See chapter 19 for defined terms.

02 AUG 15 AM 10:09

Details of Registered office address

Document date: Thu 06 Sep 2001 **Published:** Thu 06 Sep 2001 21:14:06
Document No: 201344 **Document part:** A
Market Flag: N
Classification: Details of Registered office address

VRI BIOMEDICAL LTD 2001-09-06 ASX-SIGNAL-G

HOMEX - Perth

++++++++++++++++++++++++
Further to a discussion today, I detail the following for your attention:

Head Office:

Level 11, BGC Centre,
28 The Esplanade,
Perth WA 6000

Mail Address: PO Box Z5229, Perth WA 6831.

Telephone: (08) 9321 3655
Fax: (08) 9321 3650

Please note that Kim Slatyer should be recorded as a non-executive director.

J Frame
COMPANY SECRETARY

SENIOR MANAGEMENT & BOARD MEMBER APPOINTED TO VRI BIOMEDICAL

Following an international search of scientific research and development talent, VRI BioMedical Ltd (ASX:VRI/VRIO) has made several new appointments:

- a new Board appointment
- a Chief Operating Officer
- a Clinical Trials Manager

The enhancement to the management team will help position VRI as a leading Australian biotechnology company and assist its expansion into the global marketplace.

VRI has a strong scientific and commercial purpose with an aim to achieve early commercial outcomes through partnering agreements with co-developers and marketers of pharmaceutical and diagnostic products. VRI has developed profound technologies in the fields of prediction and prevention of disease. The Company has begun the move from a research focus to product development and global commercialisation.

Board Appointment

VRI has appointed UK-based Professor Glyn Tonge to the Board as a non-executive Director to replace Mr Anthony Barton who is standing aside having successfully assisted the Company through its IPO. Mr Barton and his listed Australian Heritage Group Ltd remain among VRI's largest shareholders.

Professor Tonge who holds a PhD in Microbial Physiology/Biochemistry, is a visiting Professor of Biotechnology at the University of Bath and serves on a number of government committees advising on research in the biological sciences. He brings to VRI a wealth of experience in the biotechnology and biotherapy industry.

Professor Tonge has held directorships with the London Stock Exchange, Baring Brothers International Ltd and ING Barings. Earlier in his career he held a senior executive position with ICI (now Astra Zeneca). His time with PA Consulting Group saw him develop its biotechnology business.

He holds directorships with a large number of UK companies including Dabur Oncology Plc, Laxdale Ltd, eCare International Ltd, Site Intelligence Ltd, Penn Pharmaceuticals Ltd, Fraser Williams Plc and the Southampton Institute.

Professor Tonge is currently a non-executive director of Dabur Oncology plc, a UK pharmaceutical company specialising in Oncology with research and development in both the UK and India.

Professor Tonge's appointment to the VRI Board will help build strategic capital market and commercial relationships in the Northern Hemisphere where VRI's main customer base is located.

Executive Appointments

Dr Phillip Comans has been appointed Chief Operating Officer.

Dr Comans' strengths lie in product development and planning. He has worked for major pharmaceutical companies including Ciba-Geigy in Switzerland and Novartis Pharmaceuticals where he held the positions of planning and project manager and international medical adviser. Dr Comans holds a PhD in Neuroscience and a MBA. He will be based in Sydney.

Dr Comans will be responsible for all activities performed under VRI's research and development function. This includes management of the research staff, the laboratories, the bio-therapeutics, diagnostics and vaccine projects, innovation activities and the clinical trials units.

Ms Kathryn Webster has been appointed Clinical Trials Manager working as part of Dr Comans' team. Ms Webster has experience in project management and medical research for Janssen-Cilag (a Division of Johnson and Johnson) in its immunology, cancer and psychiatry portfolios.

Ms Webster will be a hands-on manager responsible for the clinical trials unit and all regulatory requirements. She is based in New South Wales and will operate from VRI's Newcastle research centre.

Mr Leon Ivory, CEO of VRI BioMedical, said he welcomed the Board appointment of Glyn Tonge and wished to thank Tony Barton for the valuable contribution in the formation stages of VRI. He believed the new staff appointments complemented the existing executive talent while providing VRI with the knowledge and skills required to bring the Company's science and technology to global commercialisation.

ENDS

Appendix 4B (rule 4.13(a))

Half yearly/preliminary final report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

VRI BIOMEDICAL LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
084 464 193		✔	30 JUNE 2001

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Sales (or equivalent operating) revenue *(item 1.1)*	up/down	%	to	N/A
Abnormal items after tax attributable to members *(item 2.5)*	gain (loss) of			N/A
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	up/~~down~~	118%	to	(3,108)
+Operating profit (loss) after tax attributable to members *(item 1.10)*	up/~~down~~	118%	to	(3,108)
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss) of			N/A
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	up/~~down~~	118%	to	(3,108)

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL¢	NIL¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL¢	NIL¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

02 AUG 15 AM 10: 09

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Sales (or equivalent operating) revenue	0	0
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	0	0
1.3	Other revenue	329	9
1.4	**+Operating profit (loss) before abnormal items and tax**	**(3,108)**	**(1,426)**
1.5	Abnormal items before tax (detail in item 2.4)	0	0
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	(3,108)	(1,426)
1.7	Less tax	0	0
1.8	+Operating profit (loss) after tax but before outside +equity interests	(3,108)	(1,426)
1.9	Less outside +equity interests	0	0
1.10	**+Operating profit (loss) after tax attributable to members**	**(3,108)**	**(1,426)**
1.11	Extraordinary items after tax (detail in item 2.6)	0	0
1.12	Less outside +equity interests	0	0
1.13	Extraordinary items after tax attributable to members	0	0
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**(3,108)**	**(1,426)**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	0	0
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	(3,108)	(1,426)
1.17	Retained profits (accumulated losses) at beginning of financial period	(1,426)	0
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	0	0
1.19	Aggregate of amounts transferred from reserves	0	0
1.20	Total available for appropriation *(carried forward)*	(4,534)	(1,426)

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	(4,534)	(1,426)
1.21	Dividends provided for or paid	0	0
1.22	Aggregate of amounts transferred to reserves	0	0
1.23	**Retained profits (accumulated losses) at end of financial period**	**(4,534)**	**(1,426)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	(4,534)	(1,426)
1.25	Less (plus) outside +equity interests	0	0
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	(4,534)	(1,426)

Intangible, abnormal and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside +equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	0			
2.2	Amortisation of other intangibles	0			
2.3	**Total amortisation of intangibles**	0			
2.4	Abnormal items	0			
2.5	**Total abnormal items**	0			
2.6	Extraordinary items	0			
2.7	**Total extraordinary items**	**0**			

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	(1,285)	(471)
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	(1,823)	(955)

+ See chapter 19 for defined terms.

Consolidated balance sheet
(See note 5)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	260	519	1,095
4.2	Receivables	9,105	3	10,133
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material) Prepayments	6	88	-
4.6	**Total current assets**	**9,371**	**610**	**11,228**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments in associates	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	192	39	36
4.14	Intangibles (net)	2	2	2
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**194**	**41**	**38**
4.17	**Total assets**	**9,565**	**651**	**11,266**
	Current liabilities			
4.18	Accounts payable	502	111	414
4.19	Borrowings	-	-	-
4.20	Provisions	36	-	-
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**538**	**111**	**414**
	Non-current liabilities			
4.23	Accounts payable	-	-	-
4.24	Borrowings	-	-	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**-**	**-**	**-**
4.28	**Total liabilities**	**538**	**111**	**414**
4.29	**Net assets**	**9,027**	**540**	**10,852**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital	13,561	1,966	13,564
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(4,534)	(1,426)	(2,712)
4.33	Equity attributable to members of the parent entity	9,027	540	10,852
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**9,027**	**540**	**10,852**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/a	
5.2	Expenditure incurred during current period	N/a	
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/a	
6.2	Expenditure incurred during current period	N/a	
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(1,785)	(302)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	277	9
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material) Research & Development expenditure	(1,372)	(828)
7.9	**Net operating cash flows**	(2,880)	(1,121)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(160)	(40)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other – Purchase of Bank Bills	(8,861)	-
7.17	**Net investing cash flows**	(9,021)	(40)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	12,604	1,839
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(71)
7.21	Dividends paid	-	-
7.22	Other (provide details if material) IPO costs	(963)	(88)
7.23	**Net financing cash flows**	11,641	1,680
7.24	**Net increase (decrease) in cash held**	(260)	519
7.25	Cash at beginning of period *(see Reconciliation of cash)*	519	-
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	259	519

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Consultancy fees to Freehills, Hollingdale and Page in relation to the IPO to the value of $87,000 were settled by way of allotment of 232,000 fully paid ordinary shares.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	259	519
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 **Total cash at end of period** (item 7.26)	**259**	**519**

Ratios	Current period	Previous corresponding period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	(945%)	(15844%)
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(34.4%)	(264%)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(6.10c)	(7.22c)
(b) Diluted EPS (if materially different from (a))		
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	50,950,118	19,753,004

NTA backing *(see note 7)*	Current period	Previous corresponding period

+ See chapter 19 for defined terms.

11.1	Net tangible asset backing per +ordinary security	0.18	0.03

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.4	329	9
12.2	Interest revenue included in item 12.1 but not yet received (if material)	52	-
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	-	-
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	20	1

Control gained over entities having material effect

(See note 8)

13.1	Name of entity (or group of entities)	
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments - VRI BIOMEDICAL NOT OPERATING IN MORE THAN ONE SEGMENT AND/OR GEOGRAPHIC AREA N/A

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (equal to item 1.6)

Segment assets)
Unallocated assets)
Total assets (equal to item 4.17))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security - N/A

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	0¢	¢	¢
15.5	Previous year	0¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	0¢	¢	¢
15.7	Previous year	0¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	0¢	0¢
15.9	Preference +securities	0¢	0¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	0	0
15.11	Preference +securities	0	0
15.12	**Total**	**0**	**0**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates

Entity's share of associates'	Current period $A'000	Previous corresponding period - $A'000
16.1 Operating profit (loss) before income tax	N/A	N/A
16.2 Income tax expense		
16.3 Operating profit (loss) after income tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Outside equity interests		
16.7 Net profit (loss) attributable to members		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates** N/A				
17.2 Total				
17.3 **Other material interests**				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*	NIL			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	NIL			
18.3	**+Ordinary securities**	58,444,333	20,031,903		FULLY PAID
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,844,333 16,000,000	1,106,167 16,000,000	37.5c ESCROW 75c	FULLY PAID FULLY PAID
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	nil			
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	EMPLOYEE SHARE OPTIONS	1,820,000		50c	13/10/2005
18.8	Issued during current period	23,377,768		75c	6/3/2006
18.9	Exercised during current period	NIL			
18.10	Expired during current period	NIL			
18.11	**Debentures** *(totals only)*	Nil			
18.12	**Unsecured notes** *(totals only)*	Nil			

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

ON 15/12/00 THE COMPANY RAISED $12,000,000 BY WAY OF ISSUE OF 16,000,000 FULLY PAID ORDINARY SHARES THROUGH AN IPO.

ON 6/3/01 THE COMPANY HAD A BONUS SHARE OPTION ISSUE OF 2 SHARES FOR EVERY 5 SHARES HELD EXERCISEABLE AT 75c BEFORE 6/3/06. 23,377,768 OPTIONS WERE ISSUED.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

nil

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	nil
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	PERTH
Date	23 NOVEMBER 2001
Time	10 AM
Approximate date the +annual report will be available	25 OCTOBER 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 12/9/2001.
(Director/Company secretary)

Print name: KEON IVORY.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue*.

Item 1.2 'Share of associates' "net profit (loss) attributable to members"' would form part of "other revenue" in *AASB 1004* to the extent that a profit is to be reported. ASX has elected to require disclosure of a share of a loss in the same location for consistency of presentation.

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

+ See chapter 19 for defined terms.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029* and *AASB 1034*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Comparative figures when equity accounted information first included in the accounts** There will be a lack of comparability in the figures for the previous corresponding period when equity accounted information is first included if this information has a material effect on the consolidated accounts. If it does have a material effect, attach a note providing a better comparison by restating "Operating profit (loss) after tax attributable to members" (item 1.10) and "Investments in associates" (item 4.8) for the previous corresponding period to incorporate equity accounted information. In addition, as required by Note 1, no directional or percentage changes in profit are to be reported in the "For announcement to the market" section. Where the disclosures were not previously required in Appendix 4B, no comparatives need be shown.

12. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASIC, must be given to ASX.

13. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

14. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

15. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

Document 205g

+ See chapter 19 for defined terms.

VRI
BioMedical

Ongoing Project Review
12 September 2001

VRI BioMedical Limited (VRI) is an Australian publicly listed company that was formed to commercialise innovative biotechnological projects in the area of mucosal dysfunction. The company has a range of projects under development for the prediction and prevention of various diseases and clinical conditions. Projects currently in development are involved in the clinical areas of:

- Coronary heart disease
- *H. pylori* infection and eradication
- Gastric cancer
- Allergy
- Viral reactivation and respiratory disease
- Endotoxaemia
- Candida infection
- Acute exacerbations of chronic bronchitis.

VRI plans to market these through an international network of commercialisation partners.

CORONARY HEART DISEASE

- CHD is the most common cause of death in the western world[1] and is estimated to cost the USA alone US$100 billion per annum[2].
- In the USA 12.4 million people suffer from coronary heart disease and it caused 459,841 deaths in 1998 or 1 of every 5 deaths[3].
- From 1979 to 1998, the number of cardiac catheterisations (procedure performed to diagnosis with angiogram) increased 332% to an estimated 1,291,000 procedures, each costing an average US$12,450 in 1998[3]. This equates to total of US$16 billion just for catheterisation.
- Similar figures proportional to population size are found in other western countries.

<u>Secril-4 Alert</u>:

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local acting intercellular messengers) in biological fluids.
- VRI has shown in human studies that this cytokine is a strong biological marker of atherosclerotic load (blockages in the arteries of the heart) in patients suffering from coronary heart disease (CHD).
- Human studies are ongoing.

H. PYLORI INFECTION & ERADICATION

- Approximately two-thirds of the world's population is infected with H. pylori, which is estimated to be the primary cause of 80% of peptic and 90% of duodenal ulcers[4].
- Current eradication treatments use a combination of two antibiotics and an anti-acid agent, usually a proton pump inhibitor.

- In the past these therapies have been effective in upwards of 90% of cases in eradicating the organism and curing the ulcer[5], but treatment failure appears to be increasing, with current suggestions of 20-30% failure[6].
- Combination eradication therapy cost Australia AUD$10 million in 1998[7], which translates to an estimated AUD$1 billion worldwide each year.

Secril-4 Alert:

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local acting intercellular messengers) in biological fluids.
- VRI has shown in human studies that this cytokine is a strong biological marker to predict who will and who will not respond to short term *H. pylori* eradication therapy.
- Human clinical trials are ongoing.

Helirad Alert

- Helirad Alert is a method of determining success or failure of *H. pylori* eradication therapy by measuring *H. pylori* specific antibody levels in saliva.
- Infection with *H. pylori* produces a strong specific antibody response.
- VRI has shown that following eradication salivary antibody levels fall much faster compared to antibody levels in the blood (same level of antibody after 6 weeks post-treatment in saliva compared to 6 months in blood).

Probiaid

- Probiaid is a particular biotherapeutic given at high doses in a proprietary formulation that will optimise *H. pylori* eradication therapy.
- Human studies conducted by VRI have shown that in order to eradicate the organism both the eradication therapy and an efficient host immune response are required.
- VRI believes that Probiaid will optimise the host immune response, thus maximising the potential effect of the eradication therapy.
- Human clinical trials using Probiaid prior to repeat eradication therapy are ongoing.

H. PYLORI INFECTION & GASTRIC CANCER

- *H. pylori* causes over half the cases of gastric cancer[8], a condition that is the second leading causing of cancer related mortality worldwide with some 368,000 deaths per year in China alone[1].
- There is an estimated worldwide burden of almost half a million new cases of gastric cancer annually attributable to *H. pylori*[9].
- Due to a lack of effective diagnostic screening tools, gastric cancer is usually identified at an advanced stage with a poor prognosis (15%, 5 years after diagnosis)[8].

Secril-4 Alert:

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local acting intercellular messengers) in biological fluids.
- VRI has shown in human studies that this cytokine is a strong biological marker to predict the likelihood of precancerous lesions and gastric cancer.
- Human studies are ongoing.

OncoAlert

- OncoAlert is a non-invasive measure of *H. pylori* specific antibody to determine the risk of gastric cancer and will work as a complementary method of prediction with Secril-4 Alert.
- In human studies completed by VRI, pre-cancerous patients with *H. pylori* infection were found to have low specific antibody levels and these levels were even lower in patients with gastric cancer.
- Based on these findings OncoAlert will measure specific antibody levels to determine a patient's risk of having or developing gastric cancer.

ALLERGY

- Allergy affects upwards of 20% of the adult population[10], while asthma is believed to affect 11% of the Australian population[11] and 6% of the USA population[12].
- In the USA nearly 36 million people suffer from seasonal rhinitis, which cost the community an estimated US$3.4 billion in 1993[13]
- 17 million Americans are estimated to suffer from asthma[12], which cost the USA a total of US$12.6 billion in 1996[14]. Other western countries show similar figures relative to their population size.
- The prevalence of asthma increased 75% from 1980 to 1994 in the USA[12].
- Antihistamines are predominantly used in hay fever, while inhaled corticosteroids are often used to treat asthma sufferers.
- Some patients with known hypersensitivities can sometimes be desensitised to the antigens using allergen-specific immunotherapy (SIT), is a process where small amounts of antigen are administered over a long period of time.

Secril-4 Alert:

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local acting intercellular messengers) in biological fluids.
- Outcomes from initial human studies support the use of Secril-4 Alert to improve the use of desensitisation therapy in the ongoing management of allergy.
- Human clinical trials are ongoing.

Probiall

- Probiall is a particular high dose biotherapeutic given in a proprietary formulation (to ensure delivery of sufficient live bacteria) that will alter the inappropriate immune response in allergy and asthma patients.
- VRI has shown in animal models that Probiall will alter the immune parameters that lead to allergic reaction and aid in the production of a "normal" response to challenge by allergic triggers.
- Trials in human subjects using Probiall in combination with desensitisation therapy are due to commence shortly.

VIRAL REACTIVATION & RESPIRATORY INFECTION

- VRI is investigating the host-parasite relationship and how, in certain clinical situations, viruses that normally lie dormant may reactivate and cause disease as a consequence of immune suppression or immune compromise.

Performax

- Performax is a method of determining the predisposition to infection in a subject exposed to various stressors by measuring levels of antibodies in saliva.

- VRI together with the University of Newcastle and the Australian Institute of Sport (AIS) have shown that elite athletes have suppressed antibody production after exercise and increased susceptibility to respiratory infection, which in turn may lead to performance decline.
- VRI believes these effects may be due to changes in the athletes immune capability and reactivation of previously dormant Epstein-Barr virus (EBV). EBV affects more than 90% of adults in western countries and is a common cause of viral illness in exercising people, although over 50% of the primary infections are asymptomatic[15].
- VRI has shown that immediately after exercise there is a disturbance of normal immune parameters that can last for some hours[16]. Intense exercise therefore has the potential to reduce normal immune control of the EBV virus, allowing it to reactivate, shed into saliva and cause respiratory illness and performance decline.
- Field studies in collaboration with the AIS are ongoing.

<u>SIDS Alert</u>

- SIDS Alert is a diagnostic test to measure specific antibody levels and predict whether a baby is at risk of developing SIDS.
- The incidence of SIDS in western countries has fallen from 2 per 1000 live births to around 0.8 per 1000 live births[17]. However, these figures mean that approximately 200 babies in Australia and 5,600 in the USA still die from SIDS each year.
- The Mucosal Group at the University of Newcastle found an abnormal increase in antibody levels within the saliva of a baby who died from SIDS[18].
- A subsequent study of infants who recovered from unexplained apnoea (known as Acute Life Threatening Events or ALTE's) showed that the same antibody was the most defining molecule.
- The trigger for using the SIDSAlert test will be a mild respiratory tract infection in an infant between 2 and 12 months.
- VRI has exclusive rights to the patent from the University of Newcastle.

<u>Equine Alert</u>

- Equine Alert will measure the competence of the mucosal immune system and predict performance decline in racehorses.
- Racehorses are exposed to severe training/exercise and competitive stress and respiratory infection with herpes-type viruses is common and has been shown to adversely affect performance[19].
- In 1998/1999 AUD$154 billion was bet on horseracing, harness racing and greyhounds (the overwhelming majority on horseracing) with the most bet in Japan, the USA, Hong Kong and Britain[20].
- VRI has completed several field studies with Equine Alert in some of the most well known stables in Australia. Results from these studies have been encouraging, showing that:
  - Salivary IgA can be effectively sampled and measured in racehorses;
  - Levels of salivary IgA can vary markedly between individual animals;
  - There appears to be a good correlation between salivary IgA levels and performance as determined by the horses' trainer, especially when measured across a training period.
- Analysis of data is ongoing.

Mucoprotec

- Mucoprotec is a particular biotherapeutic given at high doses in a proprietary formulation that will non-specifically activate the mucosal immune system.
- VRI has shown in animal models that regular delivery of biotherapeutics will prime immune cells to respond vigorously and quickly to challenge, thereby preventing infection or viral reactivation.
- Priming the immune system using Mucoprotec should also maximise mucosal fitness in athletes by optimising their immune response, thereby reducing the risk of respiratory illness and performance decline.
- Two human clinical trials have commenced.

ENDOTOXAEMIA

- Endotoxins are large molecules found in the cell walls of certain microbes (especially *E. coli*).
- A variety of pathological conditions that alter colonisation characteristics or mucosal integrity can markedly enhance the levels of circulating endotoxins, especially in the liver.
- Endotoxaemia, resulting from excess release of endotoxins or post-surgical complications, causes fever, liver damage, changes to the pattern of blood cells and can lead to life-threatening, irreversible haemorrhagic shock.

Probendo

- Probendo is a particular high dose biotherapeutic given in a proprietary formulation that will reduce blood endotoxin levels to reduce and/or eliminate the complications of endotoxaemia.
- In an animal model of endotoxaemia VRI has shown that administration of Probendo reduced the levels of markers of liver cell damage.
- Clinical trials in humans are underway. In these Phase II studies patients preparing for open-heart surgery are pre-treated with Probendo to up-regulate their immune system.

CANDIDA INFECTION (Candidiasis)

- Vulvovaginal candidiasis is the 2nd most common vaginal infection in the USA[21]. It was estimated that the incidence of vulvovaginal candidiasis doubled in 1981 and 1991[22].
- An estimated 13 million cases of vaginal candidiasis occur each year in the USA[23].
- Recurrent vaginal thrush, affects 5% of women[24].
- Oral thrush is a common problem in the elderly, particularly those with dental prostheses (4% of people with full dentures), HIV patients (upwards of 93%) and those taking inhaled steroids[25,26].

Mucoprotec

- Mucoprotec is a particular biotherapeutic given at high doses in a proprietary formulation that will non-specifically activate the mucosal immune system.
- In an animal model of oral thrush, Mucoprotec was found to produce a more pronounced immune response after infection by *C. albicans* and to accelerate the removal of the yeast from the body.
- VRI believes that Mucoprotec will be an effective short-acting therapy to protect patients from recurrent infections such as denture related oral thrush. It will also limit the duration and intensity of recurrent vaginal thrush.
- Human clinical trials have commenced.

Candivax

- Candivax is an oral vaccine for long term prevention and/or treatment of numerous types of candida infection (thrush).
- VRI animal models have shown that immunisation with a specific form of *C. albicans* produced early onset and higher levels of immune factors correlating with lower levels of colonisation and faster clearance of *C. albicans*.
- Human clinical trials are planned.

ACUTE EXACERBATION OF CHRONIC BRONCHITIS

- Patients with chronic bronchitis commonly develop recurrent acute bronchitis, as a consequence of infection with certain bacteria[27],[28].
- Smoking is the major risk factor for the development of this condition, with the risk of developing chronic bronchitis increasing proportionately with the number of packs smoked per year[29].
- A double-blind randomised trial of people with recurrent episodes of acute bronchitis but no known chronic lung disease found that 72.5% of sufferers smoked and 58% actually had chronic bronchitis[30].
- Using international population[31] and tobacco usage[32] statistics there are an estimated 457 million smokers in 9 nations*.

Pneumobiotic

- Pneumobiotic will use the combined effectiveness of a killed vaccine with a biotherapeutic preparation capable of inducing an enhanced immune response to treat acute exacerbations of chronic bronchitis.
- Pre-clinical studies by VRI have shown that Pneumobiotic is effective in clearing the offending bacteria and the combination is more effective than the individual components.
- Clinical trials currently planned by VRI will determine the efficacy and safety of the vaccine in protecting chronic bronchitis patients from recurrent infectious episodes.

* Australia, China, France, Germany, Italy, Japan, Spain, United Kingdom and the USA.

REFERENCES

[1] World Health Organization (WHO). The World Health Report 1999: Making a Difference, WHO, Geneva.

[2] American Heart Association. 2001 Heart and Stroke Statistical Update. Dallas, Texas: American Heart Association, 2000.

[3] American Heart Association. 2001 Heart and Stroke Statistical Update. Dallas, Texas: American Heart Association, 2000.

[4] Centre for Disease Control & Prevention. *H. pylori* Fact Sheet for Health Care Providers. Atlanta, GA, USA.

[5] Graham DY et al. (1992). Effect of treatment of Helicobacter pylori infection on the long term recurrence of gastric or duodenal ulcer: a randomised controlled study. Ann. Intern. Med.. vol 116, pp.705-708.

[6] Clancy Rl & Pang G (2001). Is there another chapter in the Helicobacter pylori/peptic ulcer disease story? Intern Med J. Apr;31(3), pp.181-183.

[7] Australian Statistics on Medicines 1998. Commonwealth Department of Health and Aged Care.

[8] Forman D (1998). Helicobacter pylori infection and cancer. Br. Med. Bull. 54(1), pp.71-78.

[9] Pisani P et al. (1990). Cancer and infection: estimates of the attributable fraction in 1990. Cancer Epidemiol. Biomarkers Prev., 6, pp. 387-400. As cited in Forman D (1998). Helicobacter pylori infection and cancer. Br. Med. Bull. 54(1), pp.71-78.

[10] American Academy of Allergy, Asthma and Immunology. Task Force on Allergic Disorders. Executive Summary Report. (1998).

[11] Mathers C, Vos T, Stevenson C 1999. The burden of disease and injury in Australia. AIHW cat. no. PHE 17. Canberra: AIHW.

[12] United States. Centers for Disease Control. "Forecasted State-Specific estimates of Self-Reported Asthma Prevalence—1998." Morbidity and Mortality. (Dec. 4, 1998) 47, pp. 1022-1025.

[13] American Academy of Allergy, Asthma and Immunology. Statistics on Asthma and Allergic Disease. (www.aaaai.org).

[14] Vital and Health Statistics Series 10, No. 200. US Centers for Disease Control & Prevention.

[15] Peters EM & Bateman ED (1997). Immunology and upper respiratory tract infections. Int. J. Sports Med. 18, S69-S77.

[16] Gleeson M. (2000). Mucosal immune responses and risk of respiratory illness in elite athletes. Exercise Immunol. Rev., 6, pp. 5-42.

[17] The Management of Sudden Infant Death– A Guide for General Practitioners. SIDS Australia. (www.sidsaustralia.org.au)

[18] Gleeson M, Clancy RL, Cripps AW. (1993) Mucosal immune response in a case of sudden infant death syndrome. Pediatr Res. Jun;33(6), pp. 554-556.

[19] Wilcox GE & Raidal S (2000). Role of viruses in respiratory disease. A report for the Rural Industries Research and Development Corporation. Publication No. 00/146, ACT, Australia.

[20] International Federation of Horse Racing Authorities - 34th Annual Conference, as cited in Australian Racing Fact Book: A Guide to the Racing Industry in Australia 1999-2000. Published by the Australian Racing Board, December 2000.

[21] Sobel 1990 Obst. Gyn. Clin. of Nth Am. 17(4), pp. 851-879. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

[22] Kent H.L. Am. J. Obst. Gyn.165(4), 1168-1176. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

[23] FDA Press Release 1992.

[24] Carcio & Secor 1992. Vulvo-vaginal candidiasis: A current update. Nurse Practitioner Forum 3(3) pp135-144. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

[25] "Oral Candidiasis" MIMS Disease Index 2nd Edition. MediMedia Australia 1996. Alison Rich & Peter Reade, School of Dental Services, University of Melbourne, VIC.

[26] "Oral Health in America: A Report of the Surgeon General". Rockville, MD: U.S. Dept of Health and Human Services, National Institute of Dental and Craniofacial Research, National Institutes of Health, 2000.

[27] Wilson R (1998) The role of infection in COPD. Chest 113, pp. 2425-2485.

[28] Murphy TF (2000) Haemophilus influenzae in chronic bronchitis. Sem. Resp. Infect. 15, pp. 41-51.

[29] Cerveri I *et al.* for the European Community Respiratory Health Survey (ECRHS) Study Group (2001). Variations in the prevalence across countries of chronic bronchitis and smoking habits in young adults. Eur Respir J; Vol 18, pp. 85–92.

[30] Clancy, R.L., Cripps, A.W., Gebski, V. (1990) Protection against recurrent acute bronchitis after oral immunization with killed *Haemophilus influenzae*. MJA 152, pp. 413-416.

[31] U.S. Bureau of the Census, Report WP/98, *World Population Profile: 1998*, U.S. Government Printing Office, Washington, DC, 1999.

[32] Corrao MA, Guindon GE, Sharma N, Shokoohi DF (editors). Tobacco Control Country Profiles, American Cancer Society, Atlanta, GA.

ASIC registered agent number

lodging party or agent name VRI BioMedical Limited
office, level, business name or PO Box no. Level 11 BGC Centre
street number & name 28 The Esplanade
suburb/city Perth state/territory WA postcode 6000
telephone (08) 9321 2655
facsimile (08) 9321 3656
DX number suburb/city

ASS CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name VRI BioMedical Limited

ACN or ARBN 054 464 193

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name Tonge **given names** Glyn Michael
former names N/A
residential address Whitefriars, Hawley Road
suburb/city Hawley state/territory Surrey postcode GU17 9EL
country (if not Australia) United Kingdom
date of birth (d/m/y) 03/11/46 place of birth (town/city) Marple (state/country) UK
office held & date appointed ☒ director 10/09/2001 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name BARTON given names ANTHONY PETER
date of birth (d/m/y) 28/03/57 place of birth KORUMBURRA VIC
date ceased (d/m/y) 12/09/01 office held [x] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.
print name JOHN R. FRAME capacity SECRETARY
sign here [signature] date 14/9/2001

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 10 mins

VRI

BioMedical

Dear Shareholder,

I am writing to you regarding one of our platform technologies, Biotherapeutics.

Your company recently announced a joint venture with DSM N.V., one of the largest suppliers of fine chemicals to the global pharmaceutical industry. The two companies will work together to develop and market VRI's ***Biotherapeutic*** products globally.

The agreement has potential royalty streams flowing from DSM to VRI and *vice versa*, as each company exploits its respective commercialisation fields.

DSM N.V. ("DSM")

The DSM group has annual sales of $14 billion and employs some 22,000 people at more than 200 sites worldwide. DSM's market capitalisation is approximately $6.7 billion.

The VRI joint venture relates to DSM's Life Sciences division, which had sales last year of $3.2 billion to customers including GlaxoSmithKline, Pfizer, Merck, Roche, Novartis, Bristol Myers Squibb and AstraZeneca.

DSM has selected VRI's scientific platforms to exploit the enormous global potential of the shift from food to pharmaceuticals in the ***Biotherapeutic's*** area.

Benefits of the joint venture with DSM.

DSM has placed stringent confidentiality restrictions on the details of the deal with VRI. While more information will be released in due course the following provides an outline of the important points of the deal.

- DSM will contribute to VRI's development programmes by providing ***cash*** and through the transfer of its ***technology*** and infrastructure.
- VRI receive ***royalty streams*** from the global sales of DSM's Biotherapeutic-enriched products into the food, feed and supplement markets (using jointly-developed and owned Biotherapeutic strains).
- VRI gains access to DSM's ***global marketing*** and commercial network.
- VRI has access to DSM's bacterial fermentation and formulation technology - two of the fundamental requirements for Biotherapeutic preparations, and areas in which DSM is a world leader.
- The deal will provide VRI with significant leverage when negotiating with other global companies.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

VRI has delivered on its promise to partner early with major industry players in order to contain costs and accelerate the time to market. This is the first agreement maturing out of the VRI commercialisation program. Negotiations are progressing with several potential international partners regarding the commercialisation of 14 other VRI products.

What is the Biotherapeutics market?

Biotherapeutic products use certain bacteria to positively influence health.

To date the production and marketing of Biotherapeutic's has resided almost exclusively in the hands of the food industry – such as the promotion of the health benefits derived from the presence of *"lactobacillus"* in yoghurts. This is BIG business. The world yoghurt market in 2000 had estimated sales of $70 billion.

VRI's science will enable the VRI/DSM Joint Venture to move from the general claims of the food industry, to the specific claims of the pharmaceutical industry.

VRI and DSM will work to prove the effectiveness of VRI's Biotherapeutic products in various disease states. They will jointly own the selected isolates, and the delivery mechanisms. ***Ethics approvals have been received to commence a number of clinical trials***, which should allow the Biotherapeutic products to carry therapeutic claims for the prevention and/or treatment of medical conditions including:

- **Allergy**
- **Gastric Cancer**
- ***Helicobacter pylori* eradication**
- **Endotoxaemia**
- **Thrush and other infections.**

In further exciting news Professor Glyn Tonge has been appointed to the Board as a non-executive Director. Professor Tonge is a former director of the London Stock Exchange, Barings Brothers International Ltd and ING Barings and is a current director of several large UK companies. Professor Tonge's appointment to the VRI Board will help build strategic capital market and commercial relationships in the Northern Hemisphere where VRI's main customer base is located.

Yours sincerely

Leon Ivory
Chairman
21 September 2001

VRI BIOMEDICAL LIMITED

A.B.N. 97 084 464 193

ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2001

CORPORATE INFORMATION

Directors

Leon Ivory (Chairman)

Kenneth Peter Baxter

John Francis Cade

Robert Llewellyn Clancy

Kim Robert Slatyer

Glyn Michael Tonge

Company Secretary

John Richard Frame

Corporate Head Office

Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000
Telephone: (08) 9321 3655
Facsimile: (08) 9321 3650

Registered Office

8th Floor
19 Pier Street
PERTH WA 6000
Telephone: (08) 9325 2411
Facsimile: (08) 9325-5520

Solicitors

Freehills
Hunt and Hunt

Patent & Trade Mark Attorney

Baldwin Shelston Waters

Bankers

Bank of Western Australia Limited
Commonwealth Bank of Australia Limited
Macquarie Investment Management Limited

Auditors

Ernst & Young

Share Register

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Internet Address

www.vribiomedical.com

Contents

	Page
Directors' Report	**4**
Statement of Financial Performance	**28**
Statement of Financial Position	**29**
Statement of Cash Flows	**30**
Notes to the Financial Statements	**31**
Note 1 - Summary of Significant Accounting Policies	31
Note 2 - Revenue from Ordinary Activities	33
Note 3 - Expenses and Losses	33
Note 4 - Income Tax Expense	33
Note 5 - Receivables (Current)	34
Note 6 - Receivables (Non Current)	34
Note 7 - Other Current Assets	34
Note 8 - Investments	35
Note 9 - Property, Plant and Equipment	35
Note 10 - Intangibles	36
Note 11 - Payables (Current)	36
Note 12 - Provisions (Current)	36
Note 13 - Contributed Equity	36
Note 14 – Accumulated Losses	37
Note 15 - Statement of Cash Flows	38
Note 16 - Expenditure Commitments	38
Note 17 - Subsequent Events	38
Note 18 – Economic Dependency	39
Note 19 - Earnings Per Share	39
Note 20 - Remuneration of Directors	39
Note 21 - Remuneration of Executives	40
Note 22 - Auditors' Remuneration	40
Note 23 - Related Party Disclosures	40
Note 24 - Interests in Subsidiaries	42
Note 25 - Segment Information	42
Note 26 - Financial Instruments	43
Directors' Declaration	**44**
Independent Audit Report	**45**
ASX Additional Information	**46**
Corporate Governance Statement	**49**

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2001.

DIRECTORS

The names and details of the directors of the company in office during the financial year and at the date of this report are:

Names, qualifications, experience and special responsibilities

Leon Ivory **Chairman** **Chief Executive Officer**	Leon Ivory is a graduate of the Advanced Management Programme of the University of Hawaii Business School and a Fellow of the Australian Institute of Management. Leon as founder of VRI BioMedical Limited, has been involved in corporate finance, funds management and venture capital in a career spanning over 30 years and he has served as a director of a number of public companies including Auspharm International Limited, Cortecs plc, Arbuthnot Latham Bank Ltd (London), Foreign Commerce Bank (Zurich) and Australian Heritage Group Ltd.
Anthony Peter Barton **Non-Executive Director** **B. Bus Studies**	Anthony Barton has 21 years of commercial experience having acted in senior executive capacities of two leading Australian sharebroking firms and has extensive knowledge of the requirements for fundraising and listing on the Australian Stock Exchange. He is the Executive Chairman and the major shareholder of Australian Heritage Group Ltd, the largest shareholder of VRI BioMedical Limited. Resigned:as Director on 10 September, 2001.
Kenneth Peter Baxter **Non-Executive Director** **B. Ec, FAIM, FAICA**	Ken Baxter is currently senior policy advisor on public sector reform to the Chief Secretary of Government in Papua New Guinea. He is an Adjunct Professor, Public Policy and Administration, University of NSW. Formerly secretary of the Department of Premier and Cabinet in Victoria and the Director General of the NSW Premier's Department, director of other Public Companies. Appointed as Director on 1 November 2000.
Professor Jack Cade **Non-Executive Director** **MD, PhD, FRACP, FANZCA, FCCP**	Professor Cade is the Inaugural Director of Intensive Care at the Royal Melbourne Hospital for over 20 years. He is a leader in the development of intensive care medicine in Australia. His academic interests have been in thromboembolism, biomedical engineering, infections and ethics. Appointed as Director on 1 November 2000.
Professor Robert Llewellyn Clancy **Non-Executive Director** **B.Sc (Med), MBBS, PhD, FRACP, FRCP(C), FRCP**	Professor Clancy, as co-founder of VRI BioMedical Limited, is a clinical immunologist involved in the development of diagnostics therapeutic vaccines. He was a founding Board member of Auspharm International Ltd and was the Director of the Australian Institute of Mucosal Immunology. Professor Clancy is currently the Foundation Professor of Pathology at the University of Newcastle and Director of the Hunter Immunology Unit at the university. Resigned as Director of TUNRA Ltd on 29 May, 2001.
Kim Robert Slatyer **Non-Executive Director**	Kim Slatyer is a venture capitalist based in Western Australia. His current major project is the development of a new town at Vasse in South Western Australia through which he has interests in health-care, education, venture capital and property development. He is a co-founder of the Company.
Professor Glyn Michael Tonge **Non-Executive Director** **B.Sc(Hons) Biochemistry PhD, MIbiol, C Biol, FIBiol, FRSA**	Professor Tonge is a visiting Professor of Biotechnology at the University of Bath and serves on a number of government committees advising on research in the biological sciences. He has held directorships with the London Stock Exchange, Baring Brothers International Ltd and ING Barings. Earlier in his career he held a senior executive position with ICI (now Astra Zeneca). His time with PA Consulting Group saw him develop its biotechnology business. He holds directorships with a large number of UK companies including Dabur Oncology Plc, Laxdale Ltd, eCare International Ltd, Site Intelligence Ltd, Penn Pharmaceuticals Ltd, Fraser Williams Plc and the Southampton Institute. Professor Tonge is currently a non-executive director of Dabur Oncology plc, a UK pharmaceutical company specialising in Oncology with research and development in both the UK and India. Appointed as Director on the 10 September 2001.

DIRECTORS' REPORT (Cont.)

Interests in the shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors directly or indirectly in the shares and options of VRI BioMedical Limited were:

Director/Company	Number of Shares	Class	Options over Ordinary Shares
L Ivory	9,000,000	Ordinary	3,600,001
KR Slatyer	9,000,000	Ordinary	3,600,001
RL Clancy	9,000,000	Ordinary	3,600,001
AP Barton	3,000,000	Ordinary	1,200,001
KP Baxter	11,500	Ordinary	20,800
JF Cade	268,100	Ordinary	107,240

L Ivory holds his shares through Ivory & Company Pty Ltd as trustee for The Ivory Trust.
KR Slatyer holds his shares through Trivenia Pty Ltd as trustee for The Kim Slatyer Trust.
RL Clancy holds his shares through Maktram Pty Ltd.
KP Baxter holds 2,500 of his shares and 7,200 share options through Baxter and Associates Pty Ltd

EARNINGS PER SHARE
Basic earnings/(loss) per share - (6.10) cents

DIVIDENDS

No dividends have been paid or have been recommended during the year.

DIRECTORS' REPORT (Cont.)

CORPORATE STRUCTURE

VRI BioMedical Limited is a company limited by shares that is incorporated and domiciled in Australia.

It is the ultimate parent entity and has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the groups corporate structure:


VRI BIOMEDICAL LIMITED
VRI Therapeutics and Vaccines Pty Ltd
Vasse Research Institute Pty Ltd
VRI Diagnostics Pty Ltd
Sphere Animal Health Pty Ltd
Atheromastat Pty Ltd
Auticoll Pty Ltd
Broncobiotics Pty Ltd
Candivax Pty Ltd
Mucoprotec Pty Ltd
Novoceutics Pty Ltd
Pneumobiotics Pty Ltd
Probendo Pty Ltd
Probiadd Pty Ltd
Probiall Pty Ltd
Secril 4 Alert Pty Ltd
VRI Biotherapeutics Pty Ltd
VRI Reagents Pty Ltd
CP Alert Pty Ltd
Equine Alert Pty Ltd
EV Diagnostics Pty Ltd
Helirad Alert Pty Ltd
ONCO Alert Pty Ltd
Performax Alert Pty Ltd
SIDS Alert Pty Ltd

DIRECTORS' REPORT (Cont.)

PRINCIPAL ACTIVITIES

The principal activity of the Company is the research and development of products for the prediction and prevention of disease and health conditions essentially in the field of mucosal immunology (the immune system).

EMPLOYEES

The consolidated entity employed 18 employees as at 30 June 2001 (2000: nil employees)

REVIEW AND RESULTS OF OPERATIONS

The 12 months to 30th June 2001 witnessed positive transition for VRI BioMedical. The Directors, Executives and staff of the Company achieved considerable milestones during this period from

- the on-going development of the Company's Intellectual Property and patent portfolio,
- continuing scientific innovation,
- moving projects from Research into Development phases,
- progression of provisional patents to patent co-operation treaty (PCT) phase,
- raising adequate capital from pre-IPO "seed" investors and from an Australian IPO,
- ethics committee approvals for many human and animal study trials some in Phase II, and
- early execution of the international commercialisation programme.

Initial Public Offering (IPO)

The Company moved from an unlisted to a listed Australian public entity. Its IPO in December 2000 was oversubscribed. $12 million was raised from the allotment of 16 million shares at $0.75c each. This followed the pre-IPO capital raising of $2.4 million earlier in the year.

This capital gave funding certainty for a 3-year research and development programme as outlined in the Prospectus to develop products that have global application.

Additionally, 2 for 5 bonus options were issued to shareholders early in 2001 that raised contingent capital of $17.5 million. 23,377,733 options were allotted. These options, which were admitted to the official list of the Australian Stock exchange, may be exercised at $0.75c on or before 6 March 2006.

Intellectual Property/Patent Portfolio

Profound Intellectual Property has been captured through innovative scientific research in areas across the Company's science platforms of *Prediction* and *Prevention*. The products cover the large global health areas of cardiovascular diseases, gastro-intestinal diseases and cancer.

The Company's cutting-edge science reflects a paradigm shift in medical thinking and understanding related to the body's immune system – the front line of defence against disease. It builds on the vast international experience of the Company's scientific team in the areas of mucosal immunology and bio-therapeutics.

DIRECTORS' REPORT (Cont.)

The projects that form part of the Company's *Prediction* platform focus on technology that can alert clinicians to the onset or existence of certain medical conditions. These products all have global application in huge market segments. Being essentially non-invasive they have a lower regulatory hurdle with early-to-market potential.

Projects that form the Company's *Prevention* science platform are those in bio-therapeutics and probiotic vaccines. They too have global application in large market segments. Many of these projects have moved from research phase into product development including ethics approvals for human clinical trials in some instances.

During the year under review, the following provisional patents were lodged:

- **A probiotic preparation to control endotoxaemia and its complications in acute and chronic circumstances (Probendo Project)**

This project aims at minimising transposition across the gut mucosa by gram-negative bacteria under circumstances of impaired mucosal function as occurs when blood perfusion is altered or excess alcohol is ingested. This leads to high levels of circulating endotoxin that, in an acute situation, can cause shock and severe systemic disease. In more chronic situations it contributes to progressive liver cell damage and cirrhosis of the liver.

The probiotic reduces endotoxin levels and liver cell necrosis in an animal model of alcohol-related liver disease. Studies in man will examine models of post-operative endotoxemia and chronic alcohol liver disease to obtain proof-of-concept of value in these acute and chronic examples of endotoxin related tissue damage.

- **A quantitative test using saliva to detect a failure to respond to H. pylori eradication therapy (HeliradAlert Project)**

Scientific research suggested that saliva antibody levels rapidly fell following effective eradication therapy for *H. pylori*. This observation suggested an opportunity to develop a much-needed non-invasive method of demonstrating effective eradication, without the expensive or invasive technology that currently exists. Ten percent to 30% of subjects currently fail to eradicate *H. pylori* following the first course of antibiotics – these subjects need to be identified.

VRI BioMedical developed technology that maintains antibody stability and has demonstrated a rapid response of antibody in subjects having effective eradication.

- **A rapid quantitative assay of IgA1 in saliva to monitor performance capacity in horses (EquineAlert Project)**

EquineAlert is a similar test to PerformaxAlert which has been adapted for determination of overtraining/impaired performance and fatigue in thoroughbred horses. It also measures IgA in saliva.

There have been no studies, to the best of our knowledge, in any animal model, to develop an assay to monitor fatigue.

Extensive field testing under Animal Ethics Committee approval is underway with positive preliminary results emerging.

- **Compositions and methods for diagnosis and treatment of cardiovascular disorders. (Atheromastat Project).**

Coronary artery disease and more specifically atheroma, which is the formation of obstructions or plaques in the arteries of the heart, is the most common cause of death in the western world.

The Atheromastat project is developing a diagnostic test to detect the presence of atheroma plaque. This test is less invasive and more cost effective than current medical procedures.

This project was moved from the VRI BioMedical incubator programme to an active status following the successful completion of further human testing in excess of 150 people to-date.

DIRECTORS' REPORT (Cont.)

- **Cytokine Capture Assay Methods and Uses. (Secril 4 Alert Project).**

In recent times, the measurement of cytokines as a monitor of human disease has rapidly gained in medical interest. However, to-date it has remained only a research tool as a measure of T lymphocyte function.

T cells are the directors of the immune system. They do so by releasing messenger molecules (cytokines) that tell other cells what type of response to make. Measurement of particular cytokines can be indicative of certain disease states.

The Company is developing its Secril 4 Alert technology for widespread clinical use in the diagnosis and prediction of immune related disorders.

The invention relates to methods of detecting and quantitating cytokine levels by a unique in situ capture technique. The invention also relates to measurement of cytokine in combination with other markers of T cell response.

- **Methods for predicting impaired performance in Equines. (Equine Alert Project).**

Following successful research results, an additional provisional patent was lodged in the latter half of 2000 that attended to the bio-therapeutic treatment of equines to enhance their immune system against disease.

The Company's intellectual property and patent portfolio is regarded as its most valuable asset. Management continually focuses on this issue and utilises the expertise of highly regarded Patent Attorneys, Baldwin Shelston Waters, to actively assist in the on-going management of this asset base.

During the financial year, many provisional patents were progressed to PCT applications. The licenced-in patents for the Performax Alert and SIDS Alert projects have migrated to their National Phase filings at the date of this report.

The Company's patent portfolio is shown in the table below:

Project	Title	Status
PerformaxAlert	Method for Determining Predisposition to Infection	Entered National Phase in August 2001
ONCO Alert	Methods for Preventing and/or Diagnosing the Risk of Gastric Cancer	National Phase due November 2001
SIDSAlert	A method of Determining potential susceptibility to development of ALTE and/or SIDS	National Phase due December 2001
Probiall	Compositions and methods for treatment of allergic disorders	International Preliminary Examination demand filed

DIRECTORS' REPORT (Cont.)

Company's patent portfolio cont.

Project	Title	Status
Candivax	Composition and methods for treatment of candidiasis	PCT filed
Mucoprotec / Probiaid	Compositions and methods for immunotherapy/ eradication of H.pylori infection	PCT filed
Helirad Alert	Methods for monitoring treatment of helicobacter infection	PCT filed
Probendo	A method of treating endotoxaemia	PCT filed
EquineAlert	Methods for predicting impaired performance in equines	PCT filed
Atheromastat	Compositions and methods for diagnosis and treatment of cardiovascular disorders	Provisional application
Secril4Alert	Cytokine capture assay methods and uses	Provisional application
Broncobiotics	Compositions and methods for non specific immunotherapy	Provisional application

Project Review

Four initial objectives following the IPO in December 2000 were:

- To consolidate intellectual property and move patents into the PCT phase. This involved further research and testing to accumulate appropriate scientific data to support the proper filing of the patent programme.

- To gain ethics committee approval for bio-therapeutic trials.
  There are now five ethics committee approvals. One trial has begun with two more starting later in 2001. Obtaining an ethics committee clearance for a clinical trial is a major milestone for a biotechnology company, as it represents an achievement in obtaining quality material, good proposal presentation and accepted science.

- To conclude an agreement with a major fermentation facility to partner product selection and production.
  This was achieved with the recently signed agreement with a predominant multi-national company, DSM. This is a major milestone for VRI providing the enabling technology essential for bio-therapeutic product development. The new isolate project that is the corner stone of this agreement is now underway.

- To advance technology agreements with companies, which possess vehicles for the innovative diagnostics, developed by VRI.

The company has a range of projects under development clustered into prediction and prevention within three platforms, namely diagnostics, biotherapeutics and oral vaccines.

DIRECTORS' REPORT (Cont.)

PREDICTION
Diagnostic Tests

An enormous wealth of information regarding the type and progress of diseases can be determined by the measurement of various factors involved in the immune response. VRI diagnostics are based on this principle and are predictive of a number of different diseases and conditions.

Secril-4 Alert:

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local intracellular messenger) in biological fluids.
- VRI has shown that this cytokine is a strong biological marker for a range of diseases and conditions such as coronary heart disease, *H. pylori* infectio n and eradication, gastric cancer and allergy.
- Outcomes from initial human studies support the use of Secril-4 Alert to:
  - Determine atherosclerotic load in patients suffering from coronary heart disease (CHD). CHD is the most common cause of death in the western world[1] and is estimated to cost the USA alone US$100 billion per annum.
  - Predict who will and who will not respond to short term *H. pylori* eradication therapy. Approximately two-thirds of the world's population is infected with H. pylori, which is estimated to be the primary cause of 80% of peptic and 90% of duodenal ulcers[2].
  - Predict the likelihood of precancerous lesions and gastric cancer. *H. pylori* causes over half the cases of gastric cancer[3] a condition that is the second leading causing of cancer related mortality worldwide with some 368,000 deaths per year in China alone[1].
  - Improve the use of desensitisation therapy in the ongoing management of allergy. Allergy affects upwards of 20% of the adult population[4], while asthma is believed to affect 11% of the Australian population[5].
- Human clinical trials are ongoing.

Helirad Alert

- Helirad Alert is a method of determining success or failure of *H. pylori* eradication therapy by measuring antibody levels in saliva.
- Infection with *H. pylori* produces a strong specific antibody response.
- VRI has shown that following eradication salivary antibody levels fall much faster compared to antibody levels in the blood (same level of antibody after 6 weeks post-treatment in saliva compared to 6 months in blood).
- Helirad Alert will monitor the outcome of *H. pylori* eradication by measuring changes in *H. pylori* specific antibody.

OncoAlert

- OncoAlert will be a non-invasive measure of *H. pylori* specific antibody to determine the risk of gastric cancer.
- *H. pylori* has been shown to cause over half the cases of gastric cancer in the world[4] and there is an estimated worldwide burden of almost half a million new cases of gastric cancer annually attributable to *H. pylori*[6].
- Unfortunately due to a lack of effective diagnostic screening tools, gastric cancer is usually identified at an advanced stage with a poor prognosis (15%, 5 years after diagnosis)[4].
- In human studies completed by VRI, pre-cancerous patients with *H. pylori* infection were found to have low specific antibody levels and these levels were even lower in patients with gastric cancer.
- Based on these findings OncoAlert will measure specific antibody levels to determine a patient's risk of having or developing gastric cancer.

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[1] World Health Organization (WHO). The World Health Report 1999: Making a Difference, WHO, Geneva.

[2] American Heart Association. 2001 Heart and Stroke Statistical Update. Dallas, Texas: American Heart Association, 2000.

[3] Centre for Disease Control & Prevention. *H. pylori* Fact Sheet for Health Care Providers. Atlanta, GA, USA.

[4] Forman D (1998). Helicobacter pylori infection and cancer. Br. Med. Bull. 54(1), pp.71-78.

[5] American Academy of Allergy, Asthma and Immunology. Task Force on Allergic Disorders. Executive Summary Report. (1998).

[6] Mathers C, Vos T, Stevenson C 1999. The burden of disease and injury in Australia. AIHW cat. no. PHE 17. Canberra: AIHW.

DIRECTORS' REPORT (Cont.)

Performax Alert

- Performax Alert is a method of determining the predisposition to infection in a subject exposed to various stressors by measuring levels of antibodies in saliva.
- VRI together with the University of Newcastle and the Australian Institute of Sport (AIS) have shown that elite athletes have suppressed antibody production after exercise and increased susceptibility to respiratory infection, which in turn may lead to performance decline.
- VRI believes these effects may be due to changes in the athletes immune capability and reactivation of previously dormant Epstein-Barr virus (EBV). EBV affects more than 90% of adults in western countries and is a common cause of viral illness in exercising people, although over 50% of the primary infections are asymptomatic[7].
- VRI has shown that immediately after exercise there is a disturbance of normal immune parameters that can last for some hours[8]. Intense exercise therefore has the potential to reduce normal immune control of the EBV virus, allowing it to reactivate, shed into saliva and cause respiratory illness and performance decline.
- Field studies in collaboration with the AIS are ongoing.

SIDS Alert

- SIDS Alert is a diagnostic test to measure specific antibody levels and predict whether a baby is at risk of developing SIDS.
- The incidence of SIDS in western countries has fallen from 2 per 1000 live births to around 0.8 per 1000 live births[9]. However, these figures mean that approximately 200 babies in Australia and 5,600 in the USA still die from SIDS each year.
- The Mucosal Group at the University of Newcastle found an abnormal increase in antibody levels within the saliva of a baby who died from SIDS[10].
- A subsequent study of infants who recovered from unexplained apnoea (known as Acute Life Threatening Events or ALTE's) showed that the same antibody was the most defining molecule.
- VRI has exclusive rights to the patent from the University of Newcastle.

Equine Alert

- Equine Alert will measure the competence of the mucosal immune system and predict performance decline in racehorses.
- Racehorses are exposed to severe training/exercise and competitive stress and respiratory infection with herpes-type viruses is common and has been shown to adversely affect performance[10].
- In 1998/1999 AUD$154 billion was bet on horseracing, harness racing and greyhounds (the overwhelming majority on horseracing) with the most bet in Japan, the USA, Hong Kong and Britain.
- VRI has completed several field studies with Equine Alert in some of the most well known stables in Australia. Results from these studies have been encouraging, showing that:
  - Salivary IgA can be effectively sampled and measured in racehorses;
  - Levels of salivary IgA can vary markedly between individual animals;
  - There appears to be a good correlation between salivary IgA levels and performance as determined by the horses' trainer, especially when measured across a training period.
- Analysis of data is ongoing.

PREVENTION

Biotherapeutics

VRI BioMedical is developing a range of products based on the ability of certain bacteria to boost the host's immune response to infection and disease. These are called biotherapeutics. Importantly bacteria must be delivered to the small intestine alive, metabolically active and in sufficient numbers[12] and VRI has shown that only specific strains of bacteria will provide these benefits.

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[7] Pisani P et al. (1990). Cancer and infection: estimates of the attributable fraction in 1990. Cancer Epidemiol. Biomarkers Prev., 6, pp. 387-400. As cited in Forman D (1998). Helicobacter pylori infection and cancer. Br. Med. Bull. 54(1), pp.71-78.

[8] Peters EM & Bateman ED (1997). Immunology and upper respiratory tract infections. Int. J. Sports Med. 18, S69-S77.

[9] Gleeson M. (2000). Mucosal immune responses and risk of respiratory illness in elite athletes. Exercise Immunol. Rev., 6, pp. 5-42.

[10] The Management of Sudden Infant Death– A Guide for General Practitioners. SIDS Australia. (www.sidsaustralia.org.au)

[11] Gleeson M, Clancy RL, Cripps AW. (1993) Mucosal immune response in a case of sudden infant death syndrome. Pediatr Res. Jun;33(6), pp. 554-556.

[12] Wilcox GE & Raidal S (2000). Role of viruses in respiratory disease. A report for the Rural Industries Research and Development Corporation. Publication No. 00/146, ACT, Australia.

DIRECTORS' REPORT (Cont.)

Probiall

- Probiall is a particular high dose biotherapeutic given in a proprietary formulation (to ensure delivery of sufficient live bacteria) that will alter the inappropriate immune response in allergy and asthma patients.
- In the USA nearly 36 million people suffer from seasonal rhinitis, which cost the community an estimated US$3.4 billion in 1993[13], while nearly 15 million Americans were estimated to suffer from asthma in 1996[14] which cost the USA a total of US$12.6 billion. Other western countries show similar figures relative to their population size.
- VRI has shown in animal models that Probiall will alter the immune parameters that lead to allergic reaction and aid in the production of a "normal" response to challenge by allergic triggers.
- Trials in human subjects using Probiall in combination with desensitisation therapy are due to commence shortly.

Probiaid

- Probiaid is a particular biotherapeutic given at high doses in a proprietary formulation that will optimise *H. pylori* eradication therapy.
- Combination eradication therapy cost Australia AUD$10 million in 1998[15], which translates to an estimated AUD$1 billion worldwide each year.
- Human studies conducted by VRI have shown that in order to eradicate the organism both the eradication therapy and an efficient host immune response are required.
- VRI believes that Probiaid will optimise the host immune response, thus maximising the potential effect of the eradication therapy.
- Human clinical trials using Probiaid prior to repeat eradication therapy are ongoing.

Probendo

- Probendo is a particular high dose biotherapeutic given in a proprietary formulation that will reduce blood endotoxin levels to reduce and/or eliminate the complications of endotoxaemia.
- Endotoxaemia, resulting from excess release of toxins by certain microbes (especially *E. coli*) or post-surgical complications, causes fever, liver damage, changes to the pattern of blood cells and can lead to life-threatening, irreversible haemorrhagic shock.
- In animal models of endotoxaemia VRI has shown that administration of Probendo reduced the levels of markers of liver cell damage.
- Clinical trials in humans are underway. In these Phase II studies patients preparing for open-heart surgery are pre-treated with Probendo to up-regulate their immune system.

Mucoprotec

- Mucoprotec is a particular biotherapeutic given at high doses in a proprietary formulation that will non-specifically activate the mucosal immune system.
- VRI has shown in animal models that regular delivery of probiotics will prime immune cells to respond vigorously and quickly to challenge, thereby preventing infection or viral reactivation.
- Oral thrush is a common problem in the elderly, particularly those with dental prostheses (4% of people with full dentures), HIV patients (upwards of 93%) and those taking inhaled steroids[17]. Recurrent vaginal thrush affects 5% of women[18], with an estimated 13 million cases each year in the USA[19].
- In an animal model of oral thrush, Mucoprotec was found to produce a more pronounced immune response after infection by *Candida albicans* and to accelerate the removal of the yeast from the body.
- VRI believes that Mucoprotec will be an effective therapy to protect patients from recurrent infections such as denture related oral thrush. It will also limit the duration and intensity of recurrent vaginal thrush.
- Priming the immune system using Mucoprotec should also maximise mucosal fitness in athletes by optimising their immune response, thereby reducing the risk of respiratory illness and performance decline.
- Two human clinical trials have commenced.

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[13] Conway P. (1996). Selection criteria for probiotic microorganisms. Asia Pacific J. Clin. Nutr. 5, pp. 10-14.

[14] American Academy of Allergy, Asthma and Immunology. Statistics on Asthma and Allergic Disease. (www.aaaai.org).

[15] Vital and Health Statistics Series 10, No. 200. US Centers for Disease Control & Prevention.

[16] Australian Statistics on Medicines 1998. Commonwealth Department of Health and Aged Care.

[17] "Oral Health in America: A Report of the Surgeon General". Rockville, MD: U.S. Dept of Health and Human Services, National Institute of Dental and Craniofacial Research, National Institutes of Health, 2000.

[18] Carcio & Secor 1992. Vulvo-vaginal candidiasis: A current update. Nurse Practitioner Forum 3(3) pp135-144. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

[19] FDA Press Release 1992.

DIRECTORS' REPORT (Cont.)

Oral Vaccines

Vaccines are innocuous forms of infectious organisms or their toxins that retain the ability to produce an immune response. The body will then produce a vigorous and highly specific response to the antigen should the antigen present again in the future.

Pneumobiotic

- Pneumobiotic will use the combined effectiveness of a killed vaccine with a biotherapeutic preparation capable of inducing an enhanced immune response to treat acute exacerbations of chronic bronchitis.
- Patients with chronic bronchitis commonly develop recurrent acute bronchitis, as a consequence of infection with certain bacteria[19],[20].
- Smoking is the major risk factor for the development of this condition, with the risk of developing chronic bronchitis increasing proportionately with the number of packs smoked per year[21].
- Using international population[22] and tobacco usage[23] statistics there are an estimated 457 million smokers in 9 nations.
- Pre-clinical studies by VRI have shown that Pneumobiotic is effective in clearing the offending bacteria and the combination is more effective than the individual components.
- Clinical trials currently planned by VRI will determine the efficacy and safety of the vaccine in protecting chronic bronchitis patients from recurrent infectious episodes.

Candivax

- Candivax is an oral vaccine for long term prevention and/or treatment of numerous types of candida infection (thrush).
- Vulvovaginal candidiasis is the 2nd most common vaginal infection in the USA[24]. It was estimated that the incidence of vulvovaginal candidiasis doubled in 1981 and 1991[25].
- The frequency and severity of infection increases in immuno-compromised individuals, especially in pregnancy, diabetes, broad-spectrum antimicrobial use and corticosteroid use[26].
- VRI animal models have shown that immunisation with a specific form of *C. albicans* produced early onset and higher levels of immune factors correlating with lower levels of colonisation and faster clearance of *C. albicans*.
- Human clinical trials are planned.

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[20]Wilson R (1998) The role of infection in COPD. Chest 113, pp. 2425-2485.

[21]Murphy TF (2000) Haemophilus influenzae in chronic bronchitis. Sem. Resp. Infect. 15, pp. 41-51.

[22]Cerveri I *et al.* for the European Community Respiratory Health Survey (ECRHS) Study Group (2001). Variations in the prevalence across countries of chronic bronchitis and smoking habits in young adults. Eur Respir J; Vol 18, pp. 85–92.

[23]U.S. Bureau of the Census, Report WP/98, *World Population Profile: 1998*, U.S. Government Printing Office, Washington, DC, 1999.

[24]Corrao MA, Guindon GE, Sharma N, Shokoohi DF (editors). Tobacco Control Country Profiles, American Cancer Society, Atlanta, GA.

[25]Sobel 1990 Obst. Gyn. Clin. of Nth Am. 17(4), pp. 851-879. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

[26]Kent H.L. Am. J. Obst. Gyn.165(4), 1168-1176. As cited in "Kidney & Urinary Tract Diseases & Disorders Sourcebook." Edited by Linda M. Ross. Omnigraphics Inc. 1997.

DIRECTORS' REPORT (Cont.)

VRI has secured prototype reader and ELIZA technology for its diagnostic projects. Advanced discussions are in place with two companies with unique laboratory and near subject technologies. Thus, the key enabling technologies needed to commercialise VRI diagnostic intellectual property is in place or near to completion.

Excellent progress has also been achieved in unique tablet formulation for the bio-therapeutic projects.

There has been a continuous review process with a grouping and alignment of diagnostics with therapeutics to streamline the product portfolio along more programmatic lines. This process has added significantly to an understanding of the science behind the products and resulted in a strengthening the patent portfolio.

Management continues to recognise the importance of remaining innovative. This is represented in the significant advances in the Intellectual Property portfolio of the Company this financial year.

The following table outlines the Company's active project portfolio at the time of this report:

Science Platforms	Prediction	Prevention	
		Therapeutics	Vaccines
Prediction Prevention	Performax Alert SIDS Alert ONCO Alert Helirad Alert Equine Alert Atheromastat Secril 4 Alert	Mucoprotec Probiall Probendo Probiaid	Pneumobiotics Candivax

The Company has an incubator programme in which projects are nurtured and which will allow a continuous flow of emerging products for the Company's sustainable viability. Of particular note is the Company's Animal Health projects that are being funded to develop Intellectual Property in diagnostics and bio-therapeutics in Equines and economic animals.

The following table summarises the current position of VRI product development.

DIRECTORS' REPORT (Cont.)

PRODUCT	PURPOSE	OUTCOME	CONTINUING
IgA1 Saliva Assay a) Performax Alert b) SIDS Alert	• To predict improved performance • To detect risk of SIDS	• Field trials continue • Specifications for commercial assay complete and kits tested (same kit for both assays) • Advanced commercial discussions	• Further field studies • Near subject assay to be completed • Expanding test population to shift workers • Correlating with Biotherapeutic
IgG2 Anti-*H.pylori* antibody a) Onco Alert b) Helirad Alert	• Blood test to detect risk of cancer • Saliva test to detect successful treatment	• Specifications for commercial assay complete & test kits being produced (same kit for both assays) • Field trials - Australia & Hong Kong • Advanced commercial discussions	• To continue field trials to determine value in China • Near subject assay to be completed • Correlating with Biotherapeutic
IgA Saliva Assay (Equine Alert)	• To predict over-training & to manage training	• Four field trials complete • Correlations between trainer & test • Test predicts outcome of training programme	• Source a commercialisation partner • Develop rapid assay • Review need for further trials • Correlating with Biotherapeutic
L.acidophilus (Mucoprotec)	• To enhance mucosal immunity and prevent infection and allergy	• Ethics clearance and first two trials planned to commence in late 2001 • Intellectual Property expanded • Co-link with Performax (above) • Commenced commercial discussions	• Commercialising continuing • Refined within DSM agreement (with additional IP & product lines) • Increase in target populations • Invited participation in large UK study (infants) • Study in pregnancy – to reduce allergy in infants

DIRECTORS' REPORT (Cont.)

PRODUCT	PURPOSE	OUTCOME	CONTINUING
L.acidophilus (Probiall)	• To downregulate allergy (co-link with desensitization)	• Ethics clearance & trial commenced with injection desensitisation • Invited study in UK	• Trials discussed in Germany
L.acidophilus (Probendo)	• To reduce endotoxaemia -acute -chronic	• Ethics committee clearance • View IP • Linkage with Performax	• Trials to begins when Mucoprotec study finalsed (late 2001)
Oral Vaccines a) Pneumobiotic b) Candivax	• To reduce recurrent bronchitis in airways disease • To reduce recurrent mucosal thrush	• Candidate vaccine selection begun • Lactobacillus/killed bacteria formulation begun • Advanced co-development discussions • IP & quality laboratory data for Candivax • Commercial negations underway regarding Pneumobiotics project	• Complete pre-clinical with Phase 1 study in 2002 (Pneumobiotic) • Pre-clinical studies completed re Candivax
Secreted IL-4 capture assay (Secril-4 Alert)	To assess T cell response in host parasite relationships (First clinically valuable cytokine assay)	• Specifications complete & kits constructed • Important clinical value defined -measure degree of coronary heart disease -detect those who fail to respond to *H.pylori* treatment	• Field trial of kits • Explore additional uses especially to monitor allergy treatment (link with Probiall) • Source commercialisation partner.

Clinical Trials

During the second half of the financial year the Company activated its clinical trial programme. Appropriate expertise was sourced to manage and run a tight clinical trial unit and several applications were submitted to ethics committees for trials in humans and animals.

During 2001 the Company has received five Ethics Committee approvals to commence clinical trials in humans and equines.

These human trials represent considerable milestone events for the Company and the recognition of the relevant science having been proven in animal models.

These Ethics Committee approvals received were for the following projects:

DIRECTORS' REPORT (Cont.)

- Mucoprotec Project

The Mucoprotec Project is developing a bio-therapeutic preparation to be taken orally to enhance resistance of mucosal surfaces (the immune system) to various infections.

The Mucoprotec Project is especially relevant given increasing medical concerns regarding the rapid global increase in drug-resistant bacteria. Some bacteria are developing resistance to existing drugs faster than potent alternatives are being developed. It is thus more important than ever for the human immune system to be as strong as possible.

Animal models conducted by VRI BioMedical Limited have provided consistent data showing rapid and marked resolution of infection, suggesting this bio-therapeutic therapy restores high level of mucosal resistance (improved immune response) when it is impaired.

Two Human Research Ethics Committee approvals have been received by VRI BioMedical:

> **Mucoprotec MP-1 Human Trial – Newcastle (Phase I)**

Human Research Ethics Committee approval was received for testing in humans early in 2001. This testing is scheduled to commence in the second quarter of 2001.

The trial is to determine the effect of regular intake of a bio-therapeutic preparation on human immunity and specifically that mucosal immune function is boosted. Improvement of general mucosal health benefits everyone, but in particular those who experience recurring infections, elderly people and any individual showing a decreased immune response.

The trial is a randomised, double blind controlled study and is scheduled to involve 50 subjects in two groups (25 per group).

> **Mucoprotec MP-2 Human Trial – Canberra (Phase I/II)**

Human Research Ethics Committee has been received for a double blind, placebo controlled, paired clinical trial to determine the ability of bio-therapeutics to enhance immunity in elite athletes. The trial will be conduced at the Australian Institute of Sport in Canberra.

Work on developing a unique tablet formulation has been taking place by the Company's scientists, as well as the preparations needed to arrange and manage this human trial.

The trial that will involve 50 subjects in two groups (25 per group) is to determine the benefits of the VRI BioMedical bio-therapeutic product on elite athletes in increasing their mucosal heath in the gastrointestinal system.

- **Probiall Project Human Trial (Phase II)**

Human Research Ethics Committee approval has been received to commence a double blind, placebo controlled clinical trial to determine the ability of bio-therapeutics as an aid in desensitisation therapy against allergic reactions.

The VRI BioMedical Probiall Project focuses on developing a bio-therapeutic preparation to be taken orally to reduce the effect of allergic reactions in subjects prone to develop, or who have developed, allergic disease.

DIRECTORS' REPORT (Cont.)

Allergic reactions such as asthma, rhinitis and eczema are generally widespread affecting around 30 % of the world's population and gives rise to varying levels of discomfort and illness and the associated loss of quality of life and productivity.

Rhinitis can be classified into allergic and non-allergic forms, the former accounting for as many as 50% of patients presenting with chronic nasal symptoms.

Allergic airway diseases are increasing in prevalence and it is now appreciated that allergic rhinitis and allergic asthma commonly coexist. The prevalence of diagnosed allergic rhinitis (hay fever) among patients visiting general practitioners is between 11 and 20 per 1,000 in Western Europe, and 86 per 1,000 in Australia. These figures are underestimations, since they exclude those individuals not seeking medical help and those in whom the condition is unrecognised by the physician.

The prevalence of hay fever in the USA has been estimated at about 15% to 20% of population, or more than 40 million persons (10% of children, 20% of adults). Drugs for the treatment of "anti-allergic, non-asthma" diseases are estimated to have a worldwide market of between US$4 billion and $5 billion. The sales potential for an effective OTC product is, therefore, extremely high.1

1 – David Randerson BE,Msc,PhD,FAICD.

VRI BioMedical has shown in animal experiments that the use of certain bio-therapeutics have had a beneficial effect in decreasing allergic reaction. This human trial is to demonstrate that similar mechanisms of protection can be induced in humans.

The trial will involve two groups of subjects (30 per group) and will extend over an extended period.

- **EquineAlert Project (Phase II)**

The EquineAlert Project sets out to develop a rapid quantitative measurement using saliva to determine over-training / impaired performance and fatigue in thoroughbred horses.

Approval has been received from the Animal Care and Ethics Committee at the University of New South Wales for a study involving over 100 thoroughbred horses.

The full results from this study are expected to be available in the 4th quarter of 2001.

This study will involve measuring IgA and Herpes virus determination and leads to an oral bio-therapeutic trial to measure improved immune responses. The study will also involve biopsy tissue analysis.

Early indications form these trials are very encouraging.

This product concept is worth pursuing as the horse industry (especially horse racing), is a large market segment worth over US$112 billion in the USA alone. It is not uncommon in the racing industry to pay over one million dollars for a yearling with racing lineage but yet to be proven racing talent. No reasonable expense is spared to develop the horse's racing potential and cost is secondary in reaching this goal. Overtraining of horses is an ever-present concern with owners and trainers.1

1 – David Randerson BE,Msc,PhD,FAICD.

DIRECTORS' REPORT (Cont.)

- **Probendo Project Human Trial – Melbourne (Phase II)**

Clinical Research and Ethics Committee approval has been received for the VRI BioMedical Probendo Project. The trial will be conducted at the Royal Melbourne Hospital.

This Probendo Project human trial is designed to assess whether treatment with bio-therapeutic tablets taken orally before open-heart surgery can reduce the incidence and magnitude of endotoxin rise and thus reduce the incidence of the syndrome of generalised inflammation after open-heart surgery. If successful, pre-operative treatment of the Probendo Project bio-therapeutic tablet could benefit patients by improving their immune system and reducing the rate of complications in post heart surgery.

It is possible that the endotoxin molecule is involved in this syndrome by stimulating generalised inflammation after open-heart surgery. Endotoxin is found in the cell wall of some bacteria and is detectable in the blood of some patients undergoing open-heart surgery.

Work on the preparations needed to arrange and manage this human trial are well advanced. Initially 40 people will participate in this trial.

Tablet formulation is an important part of the current clinical trial programme. Considerable experimentation has been conducted in this regard to determine the most appropriate mode of bio-therapeutic delivery. This process is on-going.

The Company has been approached by several overseas organizations to conduct fully funded clinical trials in their regions. These offers are under active consideration by management.

Further ethics committee applications for human trials are being prepared for trials planned in the 2001/02 financial year.

Commercialisation Activities

The Company's IPO prospectus stated that VRI BioMedical's immediate objectives are:

- to expedite the development and commercialisation of its existing range of projects. This is to be achieved through the management, conduct and, where appropriate, outsourcing, of further research, development and trials to bring the technology to a stage suitable to license to, or jointly commercialise with, major pharmaceutical manufacturers; and
- then to seek to enter agreements with major pharmaceutical manufacturers and distribution companies to secure future income streams for the Company from the manufacture and distribution of its products.

In the longer term, VRI BioMedical aims to identify and own a portfolio of projects which are generally less than 3 years from being suitable to license to, or jointly commercialise with, major pharmaceutical manufacturers and distributors. Projects will either be developed from internal discoveries or from technology acquired by the Company. Initially the projects will have a focus on mucosal dysfunction, an area where the Company has significant scientific and management expertise.

Additionally it was stated that VRI BioMedical intends to license or otherwise outsource the manufacture, marketing and distribution of its projects to institutions or corporations with the resources for these high expenditure commercialisation processes. This will allow VRI BioMedical to maximise the application of its funds for further development of new projects while deriving revenue streams at an early stage of a particular project's development.

Capital was raised at the IPO in order to assist the Directors and management meet these objectives.

Commercialisation initiatives started in early 2001 with visits to the Northern Hemisphere where the majority of VRI's prospective customers have their head offices.

DIRECTORS' REPORT (Cont.)

These visits have resulted in a satisfactory level of "demand pull" interest in most of the VRI projects which resulted in commercial negotiations to commence with several organizations.

At the date of this report, VRI's first commercialisation agreement had been signed with DSM NV. Commercial negotiations covering collaborative product development and licensing are continuing with several other Pharmaceutical organizations covering most of VRI's projects.

DSM NV - collaborative research and development and commercialisation agreement.

A collaborative research and development and commercialisation agreement was signed with DSM NV. DSM is a predominant global life sciences company based in The Netherlands.

The commercial partnership combines the strength of **DSM** in the areas of fermentation and probiotic (healthy natural bacteria) cultures with the innovative strengths of **VRI** to prove the health benefits of bio-therapeutics. The joint venture will enable the development of new bio-therapeutic products with a sound scientific background on their health benefits for pharmaceutical, food and veterinary applications.

The co-development and commercial development agreement allows joint intellectual property to be cultivated and owned with both parties commercially exploiting global market opportunities and earning royalties from one another's commercial activities.

This agreement has two important parts:

- Co-development
- Commercialisation

The agreement demonstrates the following benefits to VRI:

- Serious long term partnering with a multi-national. DSM is one of the world's biggest suppliers to the pharmaceuticals industry. Many of the top selling medicines in the world are based on raw materials and biological ingredients supplied by DSM. Examples are antibiotics, cardiovascular drugs, anti-depressants and drugs for the treatment of AIDS.

The DSM group has annual sales of $14 billion and employs about 22,000 people at more than 200 sites worldwide.

- Validation of the probiotic science platform of VRI.
  - DSM is a predominant player in health sciences and has selected VRI as a partner to develop its targeted growth business globally.
  - First time the stock market would have "independent" validation of the VRI probiotic science platform.
- Gives VRI significant technology leverage through access to enabling technologies and global DSM infrastructure.
  - This will enable VRI to fast – track development of its other science projects and clinical trial programme as well as the international commercialisation programme.
  - The VRI negotiations currently underway with major pharmaceutical organizations will be favourably enhanced by the collaboration with DSM.
  - VRI will have access to the formulation, manufacturing and fermentation expertise of DSM.
- DSM contributes to VRI's project costs – cash and in-kind through technology transfer and global infrastructure support. Reduction in VRI cost of production with the provision of existing probiotic material supplied by DSM. (Details are commercially in confidence).
- The commercialisation agreement provides for the exploitation of the two distinct business fields
  - VRI Field – Pharmaceuticals, OTC, veterinary.

DIRECTORS' REPORT (Cont.)

- DSM Field – Food, beverages, supplements, animal feed.

- Future royalties stream to VRI based on DSM's global revenue from sales into food, feed and supplement markets. (Details are commercially in confidence)
- Lodgement of patented IP in new probiotic strains that will yield global competitive market edge.

VRI BioMedical's People

A fundamental strength of VRI BioMedical is its people led by strong management.

Prior to the IPO, VRI BioMedical had attracted an experienced board of directors and senior management with extensive technical and commercial experience. Its R&D team comprises leading scientists in the area of mucosal dysfunction.

During 2001 the quest to recruit talented people to support the Company's objectives continued. The recruitment of additional experienced staff took place to compliment the matrix of skills needed to migrate the Company from its research base to product development focus as a prerequisite for the commercialisation programme to be successful.

The following senior appointments are of particular note:

- **Dr Phillip Comans** has been appointed Chief Operating Officer and will head the Company's research and development function. Dr Comans' strengths lie in product development and planning. He has worked for major pharmaceutical companies including Ciba-Geigy in Switzerland and Novartis Pharmaceuticals where he held the positions of planning and project manager and international medical adviser. Dr Comans holds a PhD in Neuroscience and an MBA. He will be based in Sydney.

  Dr Comans will be responsible for all activities performed under VRI's research and development function. This includes management of the research staff, the laboratories, the biotherapeutics, diagnostics and vaccine projects, innovation activities and the clinical trials units.

- **Dr Margaret Dunkley** is employed as a Project Manager and is responsible for the management of many of the company's projects being conducted in Newcastle. Besides holding science degrees and a PhD, she has a Graduate Certificate of Management (Technology Management), is nearing completion of a Graduate Diploma in Management (Technology Management) and has a certificate in Occupational Health and Safety Management from the National Safety Council of Australia.

  She has many years experience in scientific research having published 63 scientific papers and presented 50 papers at National and International Scientific Conferences. She has worked in several research Institutions that include the Dept. of Medicine, Royal Melbourne Hospital; Walter and Eliza Hall Institute Melbourne; Australian National University, Canberra; University College, London; and University of Newcastle, Australia.

- **Ms Jane Swindells** has been appointed as the Financial Controller. Ms Swindells is a qualified Chartered Accountant with considerable commercial experience in management and financial accounting. She is responsible for the accounting and financial controls of the Company.

- **Ms Kathryn Webster** has been appointed Clinical Trials Manager. Ms Webster has experience in project management and medical research for Janssen-Cilag (a Division of Johnson and Johnson) in its immunology, cancer and psychiatry portfolios.

  Ms Webster will be a hands-on manager responsible for the clinical trials unit and all regulatory requirements. She is based in New South Wales and will operate from VRI's Newcastle research centre.

- **Mr. Henk Roubos** is engaged in a capacity to develop tablet formulation for the Company's bio-therapeutic products. Mr Roubos was for many years the Product Development Manager for Wellcome Australia Ltd. He holds a B. App. Sc (Chemistry) degree.

DIRECTORS' REPORT (Cont.)

On the 10 September 2001, UK-based **Professor Glyn Tonge** was appointed to the Board as a non-executive Director to replace Mr Anthony Barton who is standing aside having successfully assisted the Company through its IPO. Mr Barton remains as one of VRI's largest shareholders.

Professor Tonge who holds a PhD in Microbial Physiology/Biochemistry, is a visiting Professor of Biotechnology at the University of Bath and serves on a number of government committees advising on research in the biological sciences and brings to VRI a wealth of experience in the biotechnology and biotherapy industry.

Professor Tonge has held directorships with the London Stock Exchange, Baring Brothers International Ltd and ING Barings. Earlier in his career he held a senior executive position with ICI (now Astra Zeneca). His time with PA Consulting Group saw him develop its biotechnology business.

He holds directorships with a large number of UK companies including Dabur Oncology Plc, Laxdale Ltd, eCare International Ltd, Site Intelligence Ltd, Penn Pharmaceuticals Ltd, Fraser Williams Plc and the Southampton Institute.

Professor Tonge is currently a non-executive director of Dabur Oncology plc, a UK pharmaceutical company specialising in Oncology with research and development in both the UK and India.

Professor Tonge's appointment to the VRI Board will help build strategic capital market and commercial relationships in the Northern Hemisphere where VRI's main customer base is located.

The Directors would like to thank the Company's management and staff for their committed efforts to the growth of the Company that has established the solid foundations for long-term shareholder wealth creation.

The loss of the consolidated entity for the financial year after providing for income tax amounts to $3,109,026. This reflects the Company's accounting policy to expense Research and Development costs during the year as they arise.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Shareholders' equity increased from $539,795 to $9,024,579 during the year. The increase was largely a result of $12,000,000 capital raised through an Initial Public Offering and $691,625 seed capital raising. These funds have been utilised in the principal activities of the consolidated entity being the research and development of products for the prediction and prevention of disease and health conditions essentially in the field of mucosal immunology.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Other than the events noted below, there are no significant events after the balance date:

- A Collaborative Research and Development and Commercialisation agreement was signed with DSM NV in August 2001. This agreement is subject to the finalisation of a suitable project plan within a 60-day period. The development of this project plan is well under way at the time of this report.
- The appointment on the 10 September 2001 of Professor Glyn Tonge as a non-executive director to replace Mr Anthony Barton who resigned from the Board.
- The appointment of Dr Phillip Comans on the 17 September 2001 as Chief Operating Officer.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The following are likely key developments over the foreseeable future:

- Further development of the Company's Intellectual Property and patent portfolio through continuing innovative scientific research.
- Continuing commercial negotiations with potential customers (Pharmaceutical Organisations) with a view to concluding additional collaborative product development and commercialisation / licensing agreements.
- Application to Ethics Committees for additional scientific research studies some being in humans leading to clinical trials to validate the Company's technology products.

DIRECTORS' REPORT (Cont.)

ENVIRONMENTAL REGULATION AND PERFORMANCE

There have been no known breaches of any environmental regulation and performance criteria during the year.

UNISSUED SHARES

As at the date of this report, there were no unissued ordinary shares.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS.

At balance date the company had issued 1,820,000 unlisted options to employees at an exercise price of $0.50 in terms of the ESOP (Employee Share Option Plan). None of these options have been exercised.

On 8 March 2001 the company offered a Bonus Issue of Options to shareholders at the rate of 2 free options for every 5 shares held. 23,377,768 options were issued and listed on the Australian Stock Exchange. These options over ordinary shares are exerciseable at any time until 6 March 2006 at $0.75 per share. No Options have been exercised until the date of this report.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During or since the financial year, the company has paid premiums in respect of a contract insuring all the directors and officers of VRI BioMedical Limited.

The total amount of insurance contract premiums paid was $20,233.

The Company has entered into officer protection deeds (Deeds) with each Director, the company secretary and certain members of senior management (Officers).

Under the Deeds, the Company will to the maximum extent permitted by law and the Company's constitution, indemnify the Officers against:

- Costs and expenses incurred in defending proceedings; and
- Other liabilities that may arise from their position.

Also pursuant to the Deeds, VRI BioMedical must insure the Officers against liability and provide access to all documents relevant to defending any claim brought against the Officers in their capacity as officers of the Company. The Company's subsidiaries have entered into similar documents with their respective Officers providing the same protections as the Deeds.

DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers emoluments to the company's financial and operation performance.

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

DIRECTORS' REPORT (Cont.)

Emoluments* of directors of VRI BioMedical Limited

	Annual Emoluments		
	Base Fee/ Salary $	Other $	Superannuation $
L Ivory	162,036	1,183	12,962
R Clancy	109,988	87,513	
KR Slatyer	36,989	-	2,959
KP Baxter	16,204	-	1,296
AP Barton	16,204	-	1,296
JF Cade	16,204	-	1,296

Emoluments of the five most highly paid executive officers# of the company and the consolidated entity

	Annual Emoluments		**Long Term Emoluments Options Granted @**		
	Base Fee/ Salary $	**Bonus $**	**Number**	**$**	**Superannuation**
GTH Pang	39,000	60,000	840,000	69,720	57,750
JR Frame	92,592	36,417	840,000	69,720	20,987
G Bezer	86,004	-			33,900
PL Conway	39,351	-	140,000	11,620	3,148
M Dunkley**	25,513	-			7,659

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure.

* The elements of emoluments have been determined on the basis of the cost to the company and the consolidated entity.

\# Executives are those directly accountable and responsible for the operational management and strategic direction of the company and the consolidated entity.

@ These employee share Options granted under the Employee Share Option Plan are exercisable at $0.50 per Ordinary Share. They have been valued at 8.3c per option. The value of these options has not been included in the Remuneration of Executives as disclosed in Note 21.

** Dr M Dunkley commenced employment with the Company on 12 February 2001.

The above amounts do not include expenses incurred by Directors and their related entities and executive officers that were reimbursed by the Company.

DIRECTORS' REPORT (Cont.)

DIRECTORS' MEETINGS

The numbers of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings	Meetings of Committees	
		Audit and Risk Management	Remuneration
Number of meetings held:	12	6	2
Number of meetings attended:			
L Ivory	12		
KR Slatyer	12	6	2
RL Clancy	11		
KP Baxter*	8	6	2
AP Barton	10		
JF Cade*	7	6	2

Notes:
* Appointed as a Director on 1 November 2000.

Committee membership

As at the date of this report, the Company had an Audit and Risk Management Committee and a Remuneration Committee, of the Board of Directors.

Members acting on the Board committees during the year were:

Audit and Risk Management	Remuneration
JF Cade (Chairman)	KP Baxter (Chairman)
KP Baxter	JF Cade
KR Slatyer	KR Slatyer

DIRECTORS' REPORT (Cont.)

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of VRI BioMedical Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained after the ASX additional information section of this annual report.

Signed in accordance with a resolution of the directors.

L Ivory
Chairman

Perth, 25 September 2001

VRJ BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2001

	NOTES	CONSOLIDATED		VRJ BIOMEDICAL LIMITED	
		2001 $	2000 $	2001 $	2000 $
REVENUES FROM ORDINARY ACTIVITIES	2	329,390	9,423	-	9,423
Depreciation and amortisation expenses	3	(11,646)	(1,088)	-	-
Salaries and employee benefits expense		(533,894)	-	-	-
Research and development expenditure	3	(1,568,101)	(201,944)		
Other expenses from ordinary activities	3	(1,324,775)	(1,232,600)	(3,108,926)	(1,435,472)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(3,109,026)	(1,426,259)	(3,108,926)	(1,426,049)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	-	-	-	-
OPERATING LOSS AFTER INCOME TAX EXPENSES	14	(3,109,026)	(1,426,259)	(3,108,926)	(1,426,049)
Basic earnings/(loss) per share (cents per share)	19	(6.10)	(7.22)		

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2001

	NOTES	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
		2001 $	2000 $	2001 $	2000 $
CURRENT ASSETS					
Cash assets		259,250	518,620	259,250	518,620
Receivables	5	9,104,450	3,579	9,104,450	3,579
Other	7	5,876	87,824	5,876	87,824
TOTAL CURRENT ASSETS		9,369,576	610,023	9,369,576	610,023
NON-CURRENT ASSETS					
Receivables	6	-	-	-	-
Investments	8	-	-	310	210
Property, Plant & Equipment	9	191,679	38,886	191,679	38,886
Intangibles	10	2,400	2,400	2,400	2,400
TOTAL NON-CURRENT ASSETS		194,079	41,286	194,389	41,496
TOTAL ASSETS		**9,563,655**	**651,309**	**9,563,965**	**651,519**
CURRENT LIABILITIES					
Payables	11	502,734	111,514	502,734	111,514
Provisions	12	36,342	-	36,342	-
TOTAL CURRENT LIABILITIES		539,076	111,514	539,076	111,514
TOTAL LIABILITIES		**539,076**	**111,514**	**539,076**	**111,514**
NET ASSETS		**9,024,579**	**539,795**	**9,024,889**	**540,005**
EQUITY					
Parent Entity Interest					
Contributed Equity	13	13,560,013	1,966,203	13,560,013	1,966,203
Accumulated Losses	14	(4,535,434)	(1,426,408)	(4,535,124)	(1,426,198)
TOTAL EQUITY		**9,024,579**	**539,795**	**9,024,889**	**540,005**

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
30 JUNE 2001

	NOTES	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
		2001 $	2000 $	2001 $	2000 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments to Suppliers and Employees		(3,313,399)	(1,130,789)	122,267	301,877
Interest Received		277,033	9,423	-	9,423
Goods and Services Tax		116,487	-	-	-
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	15	(2,919,879)	(1,121,366)	122,267	311,300
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of Property, Plant & Equipment		(159,954)	(39,974)	(159,954)	(39,974)
Purchase of Shares in Subsidiaries		-	-	(100)	(210)
Advances to Subsidiaries/Related Parties		-	-	(3,042,046)	(1,432,456)
Other – Purchase of Bank Bills		(8,861,171)	-	(8,861,171)	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(9,021,125)	(39,974)	(12,063,271)	(1,472,640)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issue of Ordinary Shares		12,604,625	1,839,251	12,604,625	1,839,251
Payment of Share Issue Costs		(922,991)	(87,824)	(922,991)	(87,824)
Repayment of Borrowings - Other		-	(71,470)	-	(71,470)
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		11,681,634	1,679,957	11,681,634	1,679,957
NET INCREASE/(DECREASE) IN CASH HELD		(259,370)	518,617	(259,370)	518,617
Add Opening Cash brought forward		518,620	3	518,620	3
CLOSING CASH CARRIED FORWARD		259,250	518,620	259,250	518,620

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting
The financial report is a general purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention, except as otherwise stated.

(b) Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation
The consolidated financial statements are those of the consolidated entity, comprising VRI BioMedical Limited (the parent entity) and all entities which VRI BioMedical Limited controlled from time to time during the year and at the balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Cash and cash equivalents
Cash on hand and in banks and short term deposits are stated at the lower of cost and net realisable value.

Cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(e) Trade and other receivables
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(f) Investments
Investments in subsidiaries are carried at cost.

(g) Recoverable Amount
Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected cash flows have not been discounted to their present value using a market determined risk adjustment discount rate.

(h) Property, plant and equipment
Items of plant and equipment are recorded in the financial report at cost. Depreciation is calculated based on the determined useful life of the plant and equipment ranging from 4 to 20 years.

(i) Intangibles
Logo expenses as incurred by the company have been capitalised as an intangible asset in the financial report. This amount is amortised over the useful life of the asset.

(j) Research and development.
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

(k) Trade and other payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.
Payables to related parties are carried at the principal amount. Interest, where charged by the lender, is recognised as an expense on an accrual basis.

(l) Share capital
Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on ordinary shares issued at balance date are recognised directly in equity as a reduction of the share proceeds received.

(m) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest
Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(n) Income tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(o) Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimate future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- Other types of employee entitlements

are charged against profits on a net basis in their respective categories.

(p) Earnings per share
Basic earnings per share is determined by dividing the profit from ordinary activities after related income tax expense by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the profit from ordinary activities after related income tax expense adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. The options exercise price is greater than the current market price of the ordinary shares. Therefore, these options are unlikely to be exercised and diluted earnings per share are not materially different to basic earnings per share.

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$

2. REVENUE FROM ORDINARY ACTIVITIES

Included in the operating loss is the following revenue arising from operating activities:				
Interest received				
- Other persons/corporations	329,390	9,423	-	9,423

3. EXPENSES AND LOSSES

Expenses				
- Depreciation of non-current assets	11,646	1,088	-	-
- Research and Development costs	1,568,101	201,944	-	-
- Provision for Non Recovery of Loans	-	-	3,042,146	1,432,456
- Rental costs	97,283	66,888	-	-
- Consultancy fees	248,693	956,833	-	-

4. INCOME TAX EXPENSE

The prima facie tax expense (benefit) on the operating profit/(loss) from ordinary activities is reconciled to the income tax provided in the financial statements as follows:

Prima facie tax expense/(benefit) on operating loss from ordinary activities at 34% (2000: 36%)	(1,057,069)	(513,453)	(1,057,069)	(513,377)
Tax Effect of Permanent Differences				
Amortisation – formation expenses	1,679	6,142	-	-
Entertainment	3,068	2,951	-	-
Prospectus costs	22,739	-	22,739	-
Provision for Non Recovery of Loans	-	-	1,034,330	515,684
Research & Development accelerated claim	(82,669)	(85,110)	-	(191)
Taxable Loss transferred from controlled entity-	2,116	-	2,116	
Future Income Tax Benefit not brought to account	1,112,252	587,354	-	-
Income tax expense/(benefit) attributable to loss from - ordinary activities	-	-	-	-

As at 30 June 2001 the consolidated entity has not brought to account a future tax benefit (at 30%) of $1,459,569 (2000: $1,637,420) as realisation of the benefit is not virtually certain.

The future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised,
(b) the condition for deductibility imposed by tax legislation continue to be complied with, and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$
5. RECEIVABLES				
Current				
Bank Bills	8,950,000	-	8,950,000	-
GST – Input Tax Credits	152,978	422	152,978	422
Short-term deposits	1,472	-	1,472	-
Other Debtors	-	3,157	-	3,157
	$9,104,450	$3,579	$9,104,450	$3,579
6. RECEIVABLES (continued)				
Non-Current				
Loans to Subsidiaries				
- Equine Alert Pty Ltd	-	-	254,936	27,213
- Herbatex Pty Ltd	-	-	27,213	27,213
- Novoceutics Pty Ltd	-	-	135,641	27,213
- Auticoll Pty Ltd	-	-	153,109	28,563
- Vasse Research Institute Pty Ltd	-	-	985	985
- SIDS Alert Pty Ltd	-	-	429,403	195,017
- VRI Therapeutics & Vaccines Pty Ltd	-	-	1,845	1,845
- Performax Alert Pty Ltd	-	-	437,975	188,359
- Candivax Pty Ltd	-	-	263,030	84,214
- VRI Diagnostics Pty Ltd	-	-	1,345	1,345
- ONCO Alert Pty Ltd	-	-	296,200	172,583
- Pneumobiotics Pty Ltd	-	-	327,812	163,699
- VRI Biotherapeutics Pty Ltd	-	-	198,027	80,022
- Probendo Pty Ltd	-	-	183,320	79,947
- Helirad Alert Pty Ltd	-	-	179,572	27,213
- Mucoprotec Pty Ltd	-	-	492,996	83,859
- Probiall Pty Ltd	-	-	416,591	163,219
- CP Alert Pty Ltd	-	-	79,947	79,947
- Secril 4 Alert Pty Ltd	-	-	121,765	-
- Atheromastat Pty Ltd	-	-	114,877	-
- Probiadd Pty Ltd	-	-	142,433	-
- Sphere Animal Health Pty Ltd	-	-	215,580	-
	-	-	4,474,602	1,432,456
Less: Provision for Non Recovery of Loans	-	-	(4,474,602)	(1,432,456)
	$-	$-	$-	$-

These loans are unsecured and are not subject to an interest charge.

7. OTHER CURRENT ASSETS				
Prepayments	$5,876	$87,824	$5,876	$87,824

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$
8. INVESTMENTS				
Non-Current				
Shares in Subsidiaries				
- Sphere Animal Health Pty Ltd	-	-	100	-
- VRI Diagnostics Pty Ltd	-	-	100	100
- VRI Therapeutics & Vaccines Pty Ltd	-	-	100	100
- Vasse Research Institute Pty Ltd	-	-	10	10
	$-	$-	$310	$210
(Refer to Note 24)				
9. PROPERTY, PLANT & EQUIPMENT				
Plant and Equipment – at cost	53,490	38,500	53,490	38,500
Provision for depreciation	(7,785)	(989)	(7,785)	(989)
	45,705	37,511	45,705	37,511
Office Equipment – at cost	150,923	1,474	150,923	1,474
Provision for depreciation	(4,949)	(99)	(4,949)	(99)
	145,974	1,375	145,974	1,375
TOTAL	$191,679	$38,886	$191,679	$38,886
(a) Reconciliations				
Plant and Equipment				
Carrying amount at beginning	37,511	-	37,511	-
Additions	14,990	38,500	14,990	38,500
Depreciation expense	(6,796)	(989)	(6,796)	(989)
	45,705	37,511	45,705	37,511
Office Equipment				
Carrying amount at beginning	1,375	-	1375	-
Additions	149,449	1,474	149,449	1,474
Depreciation expense	(4,850)	(99)	(4,850)	(99)
	145,974	1,375	145,974	1,375

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$
10. INTANGIBLES				
Logo Expenses – at cost	$2,400	$2,400	$2,400	$2,400
11. PAYABLES				
Current				
Trade Creditors	466,282	111,514	466,282	111,514
Aggregate amounts payable to related parties				
Director – related entity	36,452	-	36,452	-
	$502,734	$111,514	$502,734	$111,514
12. PROVISIONS				
Current				
Employee Entitlements	$36,342	$-	$36,342	$-
13. CONTRIBUTED EQUITY				
(a) Issued and Paid Up Capital				
58,444,333 (2000 40,600,000) Ordinary Shares fully paid	$13,560,013	$1,966,203	$13,560,013	$1,966,203

(b) Movements in Shares on issue

	2001		2000	
	Number of Shares	$	Number of Shares	$
Beginning of the financial year	40,600,000	1,966,203	3	3
Issued during the year				
- seed capital investors	1,844,333	691,625	40,599,997	1,966,200
- initial public offering	16,000,000	12,000,000	-	-
Less capitalised prospectus costs	-	(1,097,815)	-	-
End of the financial year	58,444,333	$13,560,013	40,600,000	$1,966,203

(c) Share Options

Listed options over ordinary shares:

On 8 March 2001 VRI BioMedical Ltd offered a Bonus Issue of Options to shareholders at the rate of 2 free options for every 5 shares held. 23,377,768 options were issued and listed on the Australian Stock Exchange. These options over ordinary shares are exercisable at any time until 6 March 2006 at $0.75 per share. No Options have been exercised until the date of this report.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Employee Share Option Plan

The Board has adopted an Employee Share Option Plan (ESOP) to provide a long-term incentive for employees and directors of VRI BioMedical. The ESOP enables eligible persons to participate in the Company's Future growth by contributing to increasing profitability and returns to Shareholders. The number of options to be issued under the ESOP is set out in the table below.

A summary of the ESOP is set out below:

Full or permanent part-time employees and directors of VRI BioMedical are eligible to participate, by invitation, in the ESOP;

The Directors may from time to time, in their absolute discretion, issue such number of options on such terms as they determine to eligible participants;

These options are not listed on the Australian Stock Exchange and therefore have no market value.

Issued options shall be exercisable within such period(s) or upon such event(s) as the Directors may specify at the date of issue of the options;

Options will be issued free of charge to the participants in the ESOP. The exercise price of each option offered pursuant to the ESOP is at the discretion of the Directors;

Under this scheme the following were granted:-

	Number of Options
Issued during the year exercisable at $0.50 on or before 13 October 2005	1,920,000
Cancelled during the year	(100,000)
Outstanding at 30 June 2001 exercisable at $0.50 on or before 13 October 2005	1,820,000

(d) Terms and condition of contribution equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote either in person or by proxy, at a meeting of the company.

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$
14. ACCUMULATED LOSSES				
Accumulated losses				
Balance at beginning of year	1,426,408	149	1,426,198	149
Operating loss after Income Tax	3,109,026	1,426,259	3,108,926	1,426,049
Balance at end of year	4,535,434	1,426,408	4,535,124	1,426,198

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$

15. STATEMENT OF CASH FLOWS

(a) Reconciliation of the Operating profit/(loss) after tax to the Net Cash Flows from/(used in) Operations

Operating profit (loss) after tax	(3,109,026)	(1,426,259)	(3,108,926)	(1,426,049)
Depreciation of Non Current Assets	11,646	1,088	11,646	1,088
Provision for Non Recovery of Loans	-	-	3,042,146	1,432,456
Consultancy Fees settled by way of issue of 9,509,289 fully paid ordinary shares	-	126,949	-	126,949
Changes in assets and liabilities				
Creditors	386,606	111,514	386,506	111,514
Other Debtors	(5,876)	(3,579)	(5,876)	(3,579)
Intangibles	-	68,921	-	68,921
Receivables	(203,229)	-	(203,229)	-
Net cash flow from (used in) operating activities	(2,919,879)	(1,121,366)	122,267	311,300

(b) Reconciliation of cash

Cash balance comprises:				
- Cash on hand	259,250	518,620	259,250	518,620

All subsidiaries were acquired for a nominal value and had no assets or liabilities at the date of acquisition.

16. EXPENDITURE COMMITMENTS

Lease expenditure commitments:				
Operating leases				
Minimum lease payments				
- not later than one year	47,800	21,450	-	-
- later than one year and not later than five years	99,583	-	-	-
Aggregate lease expenditure contracted for at balance date	147,383	21,450	-	-

Operating lease relates to Perth office space for a lease term expiring 1 August 2004.

17. SUBSEQUENT EVENTS

There have been no subsequent events that have an effect on the financial position of the Company as at the date of this report.

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$

18. ECONOMIC DEPENDENCY

There are no known economic dependencies èffecting the operation of VRI BioMedical Limited.

19. EARNINGS PER SHARE

	2001	2000
Basic earnings/(loss) per share	(6.10c)	(7.22c)
Diluted earnings per share are not materially different to Basic earnings per share		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share.	50,950,118	19,753,004

20. REMUNERATION OF DIRECTORS

(a) Director's remuneration

	Consolidated 2001	Consolidated 2000	VRI BioMedical Limited 2001	VRI BioMedical Limited 2000
Income paid or payable, or otherwise made available, in respect of the financial year, to directors or their related entities, either directly or indirectly amounted to:	$466,130	$294,156	$-	$-

The number of directors of VRI BioMedical Limited to whom payments were made either directly or indirectly whose income falls within the following bands is:

	2001 No	2000 No
$10,000 – $19,999	2	-
$30,000 – $39,999	1	-
$50,000 – $59,999	-	1
$60,000 – $69,999	1	-
$100,000 – $109,999	-	1
$130,000 – $139,999	-	1
$170,000 – $179,999	1	-
$190,000 – $199,999	1	-

In the opinion of directors, remuneration paid to directors is considered reasonable

	CONSOLIDATED		VRI BIOMEDICAL LIMITED	
	2001	2000	2001	2000
	$	$	$	$

21. REMUNERATION OF EXECUTIVES

Remuneration received or due and receivable by executive officers Of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise.	$800,332	-	-	-

The number of executives of the consolidated entity and the Company whose remuneration falls within the following bands:

	No.	No.	No.	No.
$110,000 - $119,999	1	-	-	-
$140,000 - $149,999	1	-	-	-
$150,000 - $159,999	1	-	-	-
$170,000 - $179,999	1	-	-	-
$190,000 - $199,999	1	-	-	-

22. AUDITORS' REMUNERATION

Amounts received or due and receivable by Ernst & Young for:				
- an audit or review of the financial report of the financial report of the entity	5,323	10,000	-	-
- other services in relation to the entity and any other entity in the consolidated entity	45,205	-	-	-
	50,528	10,000	-	-

23. RELATED PARTY DISCLOSURES

(a) The directors of VRI BioMedical Limited, during the financial year were:

Leon Ivory;
Anthony Peter Barton; (Resigned 10 September 2001)
Kenneth Peter Baxter; (Appointed 1 November 2000)
John Francis Cade; (Appointed 1 November 2000)
Robert Llewellyn Clancy;
Kim Robert Slatyer
Glyn Michael Tonge (Appointed 10 September 2001)

(b) The following related party transactions occurred during the financial year:

(i) Transactions with related parties in wholly owned group.

Payments were made by VRI BioMedical Limited during the year on behalf of its subsidiaries. These payments have been reflected through the loan accounts to each of the subsidiaries as shown in note 6 of the financial statements totalling $3,042,146. These loans are unsecured and are not subject to an interest charge.

(ii) Transactions with director-related entities

These transactions have not been included in Directors' remuneration.

- $28,790 has been paid and payable to Trivenia Pty Ltd as trustee for The Kim Slatyer Trust of which K R Slatyer is a director, for consultancy fees
- $21,994 has been paid to Maktram Pty Ltd and/or R Clancy for office rental. R L Clancy is a director of Maktram Pty Ltd.
- $16,650 has been paid to Baxter & Associates Pty Ltd. for Sydney office rental and consultancy fees. K Baxter is a director of Baxter & Associates Pty Ltd.
- $145,000 has been paid to the University of Newcastle in terms of the contract with the University for part of R L Clancy's time, part of his secretary's time and rental for the Newcastle laboratory facilities.
- $853,438 has been paid and payable to TUNRA Ltd for the supply of contractors, laboratory supplies, travel expenses and administration fees. R L Clancy was a director of TUNRA Ltd during the year until his resignation on 29 May, 2001.

In addition, directors have been reimbursed for expenditure incurred on behalf of VRI BioMedical Limited.

(c) Equity instruments of directors

Interests at balance date

Interests in the equity instruments of entities in the consolidated entity held by directors of the reporting entity and their director-related entities at balance date, being the number of instruments held:

	Ordinary Shares Fully Paid		Options over Ordinary Shares	
Director	Number 2001	Number 2000	Number 2001	Number 2000
L Ivory	9,000,000	9,000,000	3,600,001	-
KR Slatyer	9,000,000	9,000,000	3,600,001	-
RL Clancy	9,000,000	9,000,000	3,600,001	-
AP Barton	3,000,000	3,000,000	1,200,001	-
KP Baxter	11,500	-	20,800	-
JF Cade	268,100	-	107,240	-

Movements in directors' equity holdings:

During the year Mr K P Baxter acquired 11,500 Ordinary Shares and 20,800 Options over Ordinary Shares on an arm's length basis at market value.

Prof J F Cade acquired 267,000 Ordinary Shares as a seed capital investor in October 2000 at an average exercise price of $0.375 and 106,800 Options over Ordinary Shares in terms of the Bonus Options Issue of 2 options for every 5 ordinary shares held. He acquired 1,100 Ordinary Shares and 440 Options over Ordinary Shares on an arm's length basis at market value.

L Ivory holds his shares through Ivory & Company Pty Ltd as trustee for The Ivory Trust.

KR Slatyer holds his shares through Trivenia Pty Ltd as trustee for The Kim Slatyer Trust.

RL Clancy holds his shares through Maktram Pty Ltd.

KP Baxter holds 2,500 shares and 7,200 options through Baxter & Associates Pty Ltd

24. INTERESTS IN SUBSIDIARIES

Name	Country of Incorporation	Percentage of equity interest held by the consolidated entity
Vasse Research Institute Pty Ltd	Australia	100%
VRI Diagnostics Pty Ltd	Australia	100% and its controlled entities
Equine Alert Pty Ltd	Australia	100%
Helirad Alert Pty Ltd	Australia	100%
CP Alert Pty Ltd	Australia	100%
ONCO Alert Pty Ltd	Australia	100%
Performax Alert Pty Ltd	Australia	100%
SIDS Alert Pty Ltd	Australia	100%
VRI Therapeutics & Vaccines Pty Ltd	Australia	100% and its controlled entities
Herbatex Pty Ltd	Australia	100%
Novoceutics Pty Ltd	Australia	100%
Auticoll Pty Ltd	Australia	100%
Candivax Pty Ltd	Australia	100%
Pneumobiotics Pty Ltd	Australia	100%
VRI Biotherapeutics Pty Ltd	Australia	100%
Probendo Pty Ltd	Australia	100%
Mucoprotec Pty Ltd	Australia	100%
Probiall Pty Ltd	Australia	100%
Probiadd Pty Ltd	Australia	100%
VRI Reagents Pty Ltd	Australia	100%
Atheromastat Pty Ltd	Australia	100%
Broncobiotics Pty Ltd	Australia	100%
EV Diagnostics Pty Ltd	Australia	100%
Secril 4 Alert Pty Ltd	Australia	100%
Sphere Animal Health Pty Ltd	Australia	100%

All of these subsidiaries meet the criteria of a small proprietary company and consequently are not required to be audited.

25. SEGMENT INFORMATION

The company operates in the biotechnology industry in Australia.

The principal development currently being undertaken is research to bring biomedical, diagnostic, therapeutical and vaccine products to market.

26. FINANCIAL INSTRUMENTS

Net Fair Values
The carrying amount of the consolidated entity's financial assets and financial liabilities approximate their fair value.

Debtors
Debtors are recognised at the amount due. The balance is continually assessed and provision is made for doubtful accounts.

Accounts Payable
Liabilities are recognised for amounts to be paid in the future for goods and services received on or before the reporting date. Accounts are settled in accordance with the vendor's terms, which are usually between 7 – 30 days.

Ordinary Shares
Ordinary share capital is recognised at the value of the consideration received by the company. Details of shares issued at balance date are set out in Note 13.

Amounts Due from Related Entities
All amounts due for related entities are carried at nominal value and a provision for the non recovery of such amounts has been provided for. Interest is not charged on these amounts.

Investments
Investments are recognised at their original cost.

Credit Risk
Credit risk on the company's financial assets is the loss that would be recognised if the other parties failed to perform their contractual obligations. The maximum credit risk relating to amounts recognised in the balance sheet is the carrying amount of those assets. The company minimises exposure to credit risk by trading with a substantial number of parties and not having any significant exposure to any individual debtor.

Interest Rate Risk
The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets recognised at the balance date are as follows:

Financial Instruments	**Floating interest rate**		**Fixed interest rate maturing in 1 year or less**		**Non-interest bearing**		**Total carrying amount per the balance sheet**		**Weighted average effective interest rate**	
Financial assets	2001 $	2000 $	2001 $	2000 $	2001 $	2000 $	2001 $	2000 $	2001 %	2000 %
Cash	259,250	518,620	-	-	-	-	259,250	518,620	3.7	5.0
Receivables										
- Commercial bank bills	-	-	8,950,000	-	-	-	8,950,000	-	4.9	-
			-	-	154,450	3,157	154,450	3,157	-	-
Total financial assets	259,250	518,620	8,950,000	-	154,450	3,157	9,363,700	521,777		
Financial liabilities										
Payables	-	-	-	-	502,734	111,514	502,734	111,514		

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of VRI BioMedical Limited, I state that:

1. In the opinion of the directors:

a) the financial statements and the notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

   (ii) comply with Accounting Standards and Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

L Ivory
Chairman

Perth, 25 September 2001

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

INDEPENDENT AUDIT REPORT

To the members of VRI Biomedical Limited

Scope

We have audited the financial report of VRI Biomedical Limited for the financial year ended 30 June 2001, as set out on pages 28 to 44, including the Directors' Declaration. The financial report includes the financial statements of VRI Biomedical Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of VRI Biomedical Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Ernst & Young

G H Meyerowitz
Partner
Perth

Date: 25 September 2001

GHM:SSO:VRI:020

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2001.

(a) Distribution of equity securities

The number of shareholders, by size of holding, in each class of share are:

	Ordinary shares		Options over ordinary shares	
	Number of holders	Number of shares	Number of holders	Number of options
1 - 1,000	13	10,402	36	19,812
1,001 - 5,000	374	1,355,712	736	1,885,713
5,001 - 10,000	369	3,089,491	177	1,210,660
10,001 - 100,000	366	9,491,194	124	3,220,937
100,001 and over	22	44,497,534	11	17,040,646
	1,144	58,444,333	1,084	23,377,768
The number of shareholders holding less than a marketable parcel of shares are:	13	10,402	-	-

(b) Twenty largest shareholders

The names of the twenty largest holders of ordinary shares are:

		Ordinary shares	
		Number of shares	Percentage of ordinary shares
1	Australian Heritage Group Ltd	10,000,000	17.1
2	Ivory & Company Pty Ltd (L Ivory)	9,000,000	15.4
3	Maktram Pty Ltd (R Clancy)	9,000,000	15.4
4	Trivenia Pty Ltd (K Slatyer)	9,000,000	15.4
5	AP Barton	3,000,000	5.1
6	Perpetual Trustee Company Ltd	583,300	1.0
7	National Nominees Ltd	540,000	0.9
8	Sunshore Holdings Pty Ltd	496,300	0.9
9	JA Cruickshank	300,000	0.5
10	Overnight Nominees Pty Ltd	300,000	0.5
11	JF Cade	267,000	0.5
12	Yilgumba Nominees Pty Ltd	232,000	0.4
13	Vincent Corporation Pty Ltd	218,500	0.4
14	Athabasca Pty Ltd	200,000	0.3
15	JR & JE Frame	200,000	0.3
16	Newport Securities	200,000	0.3
17	KC Gower	181,334	0.3
18	C Keay	180,000	0.3
19	Opus 2 Pty Ltd	175,000	0.3
20	NJ Woss	165,000	0.3
		44,238,434	75.7

ASX ADDITIONAL INFORMATION (cont.)

The names of the twenty largest holders of options over ordinary shares are:

		Options over ordinary shares	
		Number of options	Percentage of options
1	Australian Heritage Group Ltd	4,000,001	17.1
2	Ivory & Company Pty Ltd (L Ivory)	3,600,001	15.4
3	Maktram Pty Ltd (R Clancy)	3,600,001	15.4
4	Trivenia Pty Ltd (K Slatyer)	3,600,001	15.4
5	AP Barton	1,200,001	5.1
6	Sunshore Holdings Pty Ltd	260,001	1.1
7	Perpetual Trustee Company Ltd	223,840	1.0
8	Stichting Stroeve Global Custody	216,000	0.9
9	Overnight Nominees Pty Ltd	201,640	0.9
10	Bow Lane Nominees Pty Ltd	114,000	0.5
11	JF Cade	106,800	0.5
12	JD & FS Millar	100,000	0.4
13	Solomon Ceber Pty Ltd	100,000	0.4
14	Yilgumba Nominees Pty Ltd	92,800	0.4
15	JR & JE Frame	80,000	0.3
16	AR Ramage	77,000	0.3
17	KC Gower	72,535	0.3
18	Opus 2 Pty Ltd	70,000	0.3
19	Howlett & Bailey Pty Ltd	69,800	0.3
20	NJ Woss	66,000	0.3
		17,850,421	76.4

(c) **Substantial shareholders**

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Law are:

	Number of shares	Number of Options over ordinary shares
Australian Heritage Group Limited	10,000,000	4,000,001
Ivory & Company Pty Ltd	9,000,000	3,600,001
Trivenia Pty Ltd	9,000,000	3,600,001
Maktram Pty Ltd	9,000,000	3,600,001
AP Barton	3,000,000	1,200,001

(d) **Voting rights**

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

ASX ADDITIONAL INFORMATION (cont.)

(e) Restricted securities on issue

	Number Shares	No Options	Date restriction ceases
Ordinary Shares	66,667	26,667	20 September 2001
Ordinary Shares	27,000	10,800	18 October 2001
Ordinary Shares	94,165	37,666	23 October 2001
Ordinary Shares	113,666	45,466	31 October 2001
Ordinary Shares	38,045,097	15,218,038	14 December 2002
	38,346,595	15,338,637	

(f) Unquoted equity on issue

Class of security	Number of securities	Number of holders
Ordinary shares	38,346,595	18

VRI BIOMEDICAL LIMITED
A.B.N. 97 084 464 193

CORPORATE GOVERNANCE STATEMENT

The Board is committed to a system of sound corporate governance.

The Board is responsible for the overall governance of VRI BioMedical, including its strategic development as well as the direction and control of its operations. Subject to VRI BioMedical's constitution, the Board deals with the issues of Board composition and selection criteria for Directors. The Chairman is responsible to review the performance of the Board to ensure that the Board continues to have the mix of skill and experience necessary for the conduct of the activities of VRI BioMedical.

Continuous Disclosure Policy

VRI BioMedical has adopted a continuous disclosure policy so as to comply with its continuous disclosure obligations once listed. The aims of this policy are to:

- assess, through a continuous disclosure committee, comprising the executive committee and one elected non-executive Director, material information and co-ordinate any disclosure or releases to ASX;
- provide an audit trail of the decisions regarding disclosure to substantiate compliance with the Company's continuous disclosure obligations;
- regularly report to the Board on continuous disclosure matters; and
- ensure that employees of VRI BioMedical understand the obligations to bring material information to the attention of the continuous disclosure committee.

Share Trading Policy

VRI BioMedical has adopted a policy that imposes certain restrictions on Directors, senior management and other employees trading in VRI BioMedical securities. The restrictions have been imposed to prevent trading in contravention of the insider trading provisions of the Corporations Law.

The key aspects of the policy are:

- no Director, senior manager or employee is allowed to trade securities in VRI BioMedical once the Chairman has issued a notice to that person that trading is to be suspended;
- no employee is allowed to trade securities in VRI BioMedical during the 2 days following an announcement;
- any Director, senior manager or employee intending to trade a parcel of securities which exceeds $100,000 in value must give the Chairman one day's prior written notice;
- trading in VRI BioMedical securities without approval is permitted 2 to 30 days after the day of release of VRI's quarterly results if trading has not been suspended by the Chairman or ASX; and
- trading in VRI BioMedical securities is permitted 31 to 60 days after the release of VRI's quarterly results with the prior approval of the Chairman if trading has not been suspended by the Chairman.

Publications Policy

The Company has a Publications Policy that governs the release of information regarding the Company's affairs, intellectual property and promotional material.

The objective of this policy is to protect the Company's intellectual property, to prevent the unauthorised release of statements that could be challenged as misleading or deceptive and to maintain confidentiality pursuant to the Company's policy governing confidential information. (Confidentiality provisions bind all Directors and staff as well as contractors/consultants).

No information about the Company's intellectual property or any promotional material can be published either in verbally or in writing without firstly being approved by the Executive Committee.

VRI BioMedical has established corporate governance committees to critically review the operations of the Company as set out below:

Audit and Risk Management Committee

This committee comprises Professor Cade (Chairman), Mr Baxter and Mr Slatyer. John Frame is the secretary to the Committee. Where considered appropriate, VRI BioMedical's external auditors and management are invited to attend meetings.

The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditors;
- to recommend and supervise the engagement of the external auditors and monitor the auditors performance;
- to review the effectiveness of management information and other systems of internal control;
- to review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- to review significant transactions that are not a normal part of the Company's business;
- to review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Law, Listing Rules and to review external audit reports and ensure prompt remedial action; and
- to review VRJ BioMedical's financial statements (including interim reports) and accounting procedures.

During the first half of the 2001 calendar year the Audit and Risk management Committee undertook a risk management review of the Company's Research and Development operations. The Committee engaged an independent consultant, Mr. John McKay, to assist in this review process.

Remuneration Committee

This committee is made up of Mr Baxter (Chairman), Mr Slatyer and Professor Cade. John Frame is Secretary to the Committee.

The remuneration committee is responsible for reviewing and making recommendations to the Board regarding the compensation arrangements for the Directors and senior management of VRI BioMedical (including ESOP and other benefit plans). It will also be responsible for considering general remuneration policies and superannuation requirements.

The level of the non-executive Directors' fees are to be reviewed annually by the Board following a review by the Chairman but will take into consideration additional time required for involvement in various committees. The executive Directors will not receive fees as Directors.

The committee will also attend to the review of the recruitment and termination practices and policies of the Company.

During the early part of 2001, the Remuneration Committee engaged Mr. Ian Cordiner of Cordiner King Hever to conduct a review of the Director and senior executive remuneration and make recommendations regarding these matters. The Committee forwarded the report to the Board for consideration and actioning as appropriate.

Executive Committee

The Company has an Executive Committee made up of Leon Ivory, Professor Clancy and John Frame. The Committee's purpose is to advise Leon Ivory as Chief Executive Officer on strategic and policy matters, to conduct regular review of operational matters as well as internal controls and ethical standards.

Dr Comans who has been appointed as Chief Operating Officer effective 17 September 2001 is also a member of this Committee.

The level of the non-executive Directors' fees are to be reviewed annually by the Board following a review by the Chairman but will take into consideration additional time required for involvement in various committees. The executive Directors will not receive fees as Directors.

The committee will also attend to the review of the recruitment and termination practices and policies of the Company.

During the early part of 2001, the Remuneration Committee engaged Mr. Ian Cordiner of Cordiner King Hever to conduct a review of the Director and senior executive remuneration and make recommendations regarding these matters. The Committee forwarded the report to the Board for consideration and actioning as appropriate.

Executive Committee
The Company has an Executive Committee made up of Leon Ivory, Professor Clancy and John Frame. The Committee's purpose is to advise Leon Ivory as Chief Executive Officer on strategic and policy matters, to conduct regular review of operational matters as well as internal controls and ethical standards.

Dr Comans who has been appointed as Chief Operating Officer effective 17 September 2001 is also a member of this Committee.

VRI BioMedical

VRI BioMedical Limited

ACN 084 464 193

Notice of Annual General Meeting

The ANNUAL GENERAL MEETING of VRI BioMedical will be held as follows:

10.00 am on Friday, 23 November, 2001 Allendale Conference Room, Level 31

Allendale Square 77 St Georges Terrace Perth WA 6000

A separate proxy form is attached.

The Directors recommend that shareholders vote in favour of each of the Resolutions contained in this Notice of Meeting. Please read the Notice and the accompanying Explanatory Memorandum carefully.

If you are unable to attend the Annual General Meeting please complete the Proxy Form and return, as directed.

Notice of Annual General Meeting

Voting Exclusion Statement

Any votes cast on this resolution by Mr Leon Ivory and any of his associates shall be disregarded.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) if it is cast by a person chairing the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form, to vote as the proxy decides.

5. **Increase in Directors' fees:**
   To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution, with or without modification:

   "The maximum fees payable to directors of the company be increased by $150,000 from an aggregate of $150,000 per annum to an aggregate of $300,000 per annum for the year ending 30th June".

Voting Exclusion Statement

Any votes cast on this resolution by the relevant director and any associate of that person shall be disregarded.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) if it is cast by a person chairing the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form, to vote as the proxy decides.

6. **Issue of Options to directors**
   To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions, in accordance with Listing Rule 10.14:

   6.1 "That pursuant to the terms and conditions of the Employee Share Option Plan, the directors be and are hereby authorised to allot and issue to Professor Jack Cade, up to 300,000 options. These options which will be issued within 6 months of this resolution being passed will expire five years from the date of issue. They will be exercisable at $0.75 per share and vest pro-rata over a three year period."

   6.2 "That, pursuant to the terms and conditions of the Employee Share Option Plan, the directors be and are hereby authorised to allot and issue to Mr Ken Baxter up to 300,000 options.These options which will be issued within 6 months of this resolution being passed will expire five years from the date of issue.They will be exercisable at $0.75 per share and vest pro-rata over a three year period"; and

Explanatory Notes

Resolution 4 – Fees payable to all directors, including executive directors.
In the published Prospectus issued prior to Listing the Company, it was indicated in clause 8.3 (additional information) that fees were only payable to non-executive directors.

However, having obtained independent advice from Cordiner King Hever, the Remuneration Committee has recommended that fees be paid to all directors, including the one executive director, Mr Leon Ivory, who is Chairman and Chief Executive Officer of the Company. He holds operational responsibility for the Company as well as being the Chairman of the Board.

Directors recommend the passing of this resolution by Ordinary Resolution.

Voting Exclusion Statement

Any votes cast on this resolution by Mr Leon Ivory and any of his associates shall be disregarded.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) if it is cast by a person chairing the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form, to vote as the proxy decides.

Resolution 5 – Increase in directors' fees:
At the last Annual General Meeting held on 24th November, 2000, shareholders approved and fixed non-executive directors' fees at $150,000 per annum, in the aggregate.

The Directors set the fees at $30,000 for each non-executive director. For the year ended 30th June 2001 the total fees paid or payable to these directors totalled $70,000.

The Remuneration Committee commissioned independent advice from Cordiner King Hever to examine and advise on director remuneration. The advice received was that $30,000 per annum for directors of public companies was at the lower end of the remuneration spectrum. It is important that quality directors are attracted to the Company and retained and that suitable remuneration levels be set in line with market conditions. The Remuneration Committee recommended that the aggregate directors' fee be fixed at $300,000 and that the directors decide how this will be allocated between the directors for each year ended 30th June. This figure will allow for any future appointments to the board or fee increments that may arise.

Proxy Form

The Secretary
VRI BioMedical Limited
PO Box Z5229 St George's Terrace
PERTH WA 6831

I/We ______________________________
(Name)

of ______________________________
(Address)

Being a member/members (shareholders) of VRI BioMedical Limited hereby appoint ______________
(Name of Proxy)

____

or failing him/her the Chairman of the Meeting, as my/our proxy to vote for me/us on our behalf at the Annual General Meeting of the Company to be held at the Allendale Conference Room, Level 31 Allendale Square, 77 St George's Terrace, Perth on 23 November, 2001 at 10.00 am and at any adjournment thereof in the manner indicated below.

Resolutions (tick as appropriate)

			FOR	AGAINST
Ordinary Resolution	2.0	Adoption of Financial Statements and Reports	☐	☐
Ordinary Resolution	3.1	Election of Professor Glyn Tonge as a Director	☐	☐
	3.2	Re-Election of Mr Kim Slatyer as a Director	☐	☐
Ordinary Resolution	4.0	Directors fees payable to all directors	☐	☐
Ordinary Resolution	5.0	Increase in directors' fees	☐	☐
Ordinary Resolutions	6.1	Issue of Options to director, Professor Jack Cade	☐	☐
	6.2	Issue of Options to director, Ken Baxter	☐	☐
	6.3	Issue of Options to director, Professor Glyn Tonge	☐	☐

5 October 2001

Ms Karen Webb
Manager
Information Services, Companies
Australian Stock Exchange Limited
PO Box H224
AUSTRALIA SQUARE NSW 1215

Dear Karen

UNQUOTED SECURITIES

Further to our letter dated 5 September 2001, please be advised that 100,000 Employee Options expiring 13 October, 2005 exercisable at 50 cents have been cancelled. This reduces the number on issue from 1,920,000 to 1,820,000.

Yours sincerely

JR FRAME
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

VRI BioMedical Limited

ACN, ARBN or ARSN

084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Items 1 through 10 are not applicable

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

02 AUG 15 AM 10: 10

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Items 35 through 37 are not applicable

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	66,667 Shares & 26,667 Options
39	Class of +securities for which quotation is sought	Ordinary Shares – VRI Options - VRIO
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, in all respects rank equally with existing shares and options.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of Restriction Period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
20,098,570	VRI
8,039,458	VRIO

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....[signature]............ Date: 6/10/06
(~~Director~~/Company secretary)

Print name: JOHN FRAME

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

VRI Biomedical Limited

ACN, ARBN or ARSN

084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Items 1 through 10 are not applicable

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

(If the additional securities do not form a new class, go to 43)

Items 35 through 37 are not applicable

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	300,666 Shares & 120,269 Options
39	Class of +securities for which quotation is sought	Ordinary Shares – VRI Options - VRIO
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, in All respects rank equally with existing shares and options.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of Restriction Period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
20,399,236	VRI
8,159,727	VRIO

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: J Frame Date: 31st October 2001
(~~Director~~/Company secretary)

Print name: JOHN FRAME

== == == == ==

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

(PLEASE REFER ATTACHED EXPLANATORY NOTE)

Name of entity

VRI BIOMEDICAL LIMITED

ACN or ARBN	Quarter ended ("current quarter")
084 464 193	30 – 09 - 2001

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (...3....months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(227)	(227)
	(b) advertising and marketing	(4)	(4)
	(c) research and development	(450)	(450)
	(d) leased assets	-	-
	(e) other working capital	(367)	(367)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	110	110
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(938)	(938)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...3....months) $A'000
1.8	Net operating cash flows (carried forward)	(938)	(938)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property	-	-
	(d) physical non-current assets	(8)	(8)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(8)	(8)
1.14	**Total operating and investing cash flows**	(946)	(946)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(946)	(946)
1.21	Cash at beginning of quarter/year to date	9,120	9,120
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,174	8,174

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	236
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	415	259
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details) – BANK BILLS	7759	8861
Total: cash at end of quarter (item 1.22)	8174	9120

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: J Frame Date: 30th October 2001
(~~Director~~/Company secretary)

Print name: JOHN FRAME

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

VRI BIOMEDICAL LIMITED ACN084 464 193
EXPLANATORY NOTE ATTACHED TO APPENDIX 4C
FOR QUARTER ENDING 30 SEPTEMBER 2001

ACTUAL NET EXPENDITURE IS CURRENTLY IN LINE WITH THE PROJECTED NET EXPENDITURE FOR THE PERIOD 1/9/00 – 30/6/02 AS DISCLOSED IN THE PROSPECTUS DATED 3/11/00.

THE ACTUAL QUARTERLY NET EXPENDITURE OF $946,000 INCLUDED $92,939 NON-RECURRENT COSTS RELATING TO CONSULTANCY AND LEGAL FEES.

+ See chapter 19 for defined terms.

VRI BioMedical Limited

ACN 084 464 193

The directors of VRI BioMedical Limited, a listed public company on the Australian Stock Exchange, are pleased to announce the following:

- **$972,000 START Grant**

VRI BioMedical has received notification from the Industry Research and Development Board of AusIndustry that an application for funding under the R&D START programme has been approved.

The Grant which is for a total of $972,000 and subject to standard terms and conditions under the R&D START programme, applies to the Company's bio-therapeutic programme.

The Grant is applicable to the following projects being undertaken by VRI BioMedical:

Mucoprotec:

Mucoprotec is a bio-therapeutic preparation to enhance resistance of mucosal surfaces to infection. Specifically,

- Mucoprotec is a particular bio-therapeutic given in a dose specific manner in a proprietary formulation that will non-specifically activate the mucosal immune system.
- VRI BioMedical has shown in animal models that regular delivery of biotherapeutics will prime immune cells to respond vigorously and quickly to challenge, thereby preventing infection or viral reactivation.
- Priming the immune system using Mucoprotec should also maximise mucosal fitness in athletes by optimising their immune response, thereby reducing the risk of respiratory illness and performance decline.
- Planning for two human clinical trials have commenced with human ethics committee approvals being granted.

Probiaid:

Probiaid is a bio-therapeutic preparation to enhance the capacity of antibiotics to eradicate *H.pylori* infection.

- *H. pylori* causes over half the cases of gastric cancer, a condition that is the second leading causing of cancer related mortality worldwide with some 368,000 deaths per year in China alone.

- There is an estimated worldwide burden of almost half a million new cases of gastric cancer annually attributable to *H. pylori.*
- Due to a lack of effective diagnostic screening tools, gastric cancer is usually identified at an advanced stage with a poor prognosis (15%, 5 years after diagnosis).
- Failed eradication therapies for *H.pylori* are a growing and expensive global problem – failure of traditional therapies requires patients to undergo follow up therapies to eradicate H.pylori at an estimated annual cost of $15-25 million in Australia alone and $1.3-2.5 billion world wide.

Further product development is ongoing with clinical trials planned.

• Progression of Patents To International Patent Co-operation Treaty Stage

Two Provisional Patents have been progressed to their Patent Co-operation Treaty (PCT) stage. These patents are:

Secril 4 Alert – Cytokine capture assay methods and uses.

The Company has developed its Secril 4 Alert technology for widespread clinical use in the diagnosis and predictor of immune related disorders. Prototype test kits have been developed and manufactured and are currently in field trials.

The invention relates to methods of detecting and quantitating cytokine levels by a unique in situ capture technique. The invention also relates to measurement of cytokine in combination with other markers of T cell response.

- Secril-4 Alert is an effective, reliable and inexpensive method for measuring a specific cytokine (local acting intercellular messengers) in biological fluids.
- VRI has shown in human studies that this cytokine amongst other things is a strong biological marker of atherosclerotic load (blockages in the arteries of the heart) in patients suffering from coronary heart disease.
- VRI has also shown in human studies that this cytokine is a strong biological marker to predict who will and who will not respond to short term *H. pylori* eradication therapy.
- VRI has shown in human studies that this cytokine is a strong biological marker to predict the likelihood of precancerous lesions and gastric cancer.
- Outcomes from initial human studies support the use of Secril-4 Alert to improve the use of desensitisation therapy in the ongoing management of allergy.
- Human clinical trials are ongoing.

Atheromastat – Compositions and methods for diagnosis and treatment of cardiovascular disorders.

- Coronary artery disease and more specifically atheroma, which is the formation of obstructions or plaques in the arteries of the heart, is the most common cause of death in the western world and is estimated to cost the USA alone US$100 billion per annum.
- In the USA 12.4 million people suffer from coronary heart disease and it caused 459,841 deaths in 1998 or 1 of every 5 deaths.
- From 1979 to 1998, the number of cardiac catheterisations (procedure performed to diagnosis with angiogram) increased 332% to an estimated 1,291,000 procedures, each costing an average US$12,450 in 1998. This equates to total of US$16 billion just for catheterisation.
- Similar figures proportional to population size are found in other western countries.

VRI BioMedical's research programme has produced positive and encouraging results in animal models in relation to the treatment of cardiovascular disorders. Further studies are ongoing.

Strong scientific evidence in animal and human testing has emerged that supports the development of a non-evasive diagnostic test to measure atherosclerotic load (blockages in the arteries of the heart) in patients suffering from coronary heart disease.

Further clinical trials are planned.

• New Australian Provisional Patents Lodged

Four additional Australian Provisional Patents to support the Company's bio-therapeutic science platforms have been lodged. These provisional patents cover the Company's cardiovascular, gastro and immunotherapy projects.

MEDIA RELEASE 31st OCTOBER 2001

VRI BioMedical Limited

ACN 084 464 193

VRI CANCER AND BIO-THERAPEUTIC RESEARCH BOOSTED BY $1M GRANT; PATENTS LODGED

VRI BioMedical (VRI) has received a $972,000 research and development grant to further develop the company's Mucoprotec and Probiaid projects.

The grant, part of the Federal Government's START Program, has been provided by the Industry Research and Development Board of AusIndustry for the VRI bio-therapeutic program.

Mr Leon Ivory, Chairman VRI, said the grant was an important milestone for the Company and the Australian Bio-Technology industry.

"The START grant further validates the emerging importance of bio-therapeutics in managing human health," Mr Ivory said.

Mucoprotec is a dose specific bio-therapeutic preparation used to enhance the resistance of mucosal surfaces to infection. The Probiaid project is a specific bio-therapeutic preparation used to enhance the capacity of antibiotics to eradicate *H.pylori* infection, which causes over half the cases of gastric cancer.

It is estimated that about half a million new cases of gastric cancer - the second leading cause of cancer related mortality worldwide - can be attributed to *H. pylori* annually. VRI is currently planning two human clinical trials. Human ethics committee approvals have been granted.

Mr Ivory said the grant would allow VRI to continue its ongoing product development and planning of clinical trials.

"With Mucoprotec, VRI has shown in animal models that regular delivery of a dose and strain specific biotherapeutic will prime immune cells to respond vigorously and quickly to challenge, thereby preventing infection or viral reactivation," Mr Ivory said.

VRI has also progressed two of its patents in its cardiovascular program to international patent cooperation treaty (PCT) stage. These are Secril 4 Alert and Atheromastat. The products have major human health applications, particularly in the identification of coronary and cancer diseases.

Four additional Australian provisional patents to support the company's bio-therapeutic science platforms have also been lodged.

Secril 4 Alert technology has applications for widespread clinical use in the diagnosis and prediction of immune related disorders. Prototype test kits have been developed and manufactured and are currently in field trials.

Atheromastat is being developed to provide diagnosis and treatment of cardiovascular disorders.

Coronary artery disease, and more specifically atheroma, which is the formation of obstructions or plaques in the arteries of the heart, is the most common cause of death in the western world

VRI BioMedical's research programme with Atheromastat has produced positive and encouraging results in animal models in relation to the treatment of cardiovascular disorders. Further studies are ongoing.

VRI listed on the Australian Stock Exchange in December 2000 and facilitates the commercialisation of innovative biotechnological projects in the area of beneficial human bacteria (bio-therapeutics).

ENDS

For further information, please contact

Leon Ivory or John Frame
VRI BioMedical Limited
(08) 9321 3655

Paul Downie
Turnbull Porter Novelli
(08) 9386 1233
0414 947 129

VRI
BioMedical

20th November 2001

Company Announcements Office
Australian Stock Exchange

Re: VRI BioMedical Joint Venture with $14 Billion Life Sciences Company

In August **VRI BioMedical** announced a collaborative research, development and commercialisation agreement with **DSM NV**, a multi-billion dollar life sciences company based in The Netherlands.

This agreement was subject to the completion of a mutually agreeable project plan. This project plan has now been finalised and consequently this agreement between **DSM** and **VRI BioMedical** is now unconditional.

Research and development work pursuant to the terms of this agreement is underway. This work allows for joint intellectual property to be cultivated and owned by both parties through the discovery of new stains of probiotics and their subsequent characterisation. The joint venture will enable the development of new bio-therapeutic products with sound scientific background on health benefits for pharmaceutical, "over the counter" and veterinary applications.

Using this intellectual property, both **DSM** and **VRI BioMedical** will be able to further exploit global market opportunities in their respective fields with royalties being earned from one another's commercial activities.

In this regard **VRI BioMedical** expects to receive royalties from **DSM** based upon their global revenues from the commercialisation of new strains of probiotic material in the food, beverage, supplement and animal feed fields.

The agreement allows for the contribution by **DSM** to **VRI BioMedical's** on-going project costs. (Details are commercially in confidence).

DSM is a highly integrated group of companies that is active in life science products, performance materials, polymers and industrial chemicals. The group, headquartered in

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

The Netherlands, has annual sales of EUR 8.1 billion (AUS$14.0 billion) and employs about 22,000 people at more than 200 sites worldwide. **DSM**'s focus is on advanced biotechnological products and performance materials in which the company will hold global leadership positions.

Leon Ivory
Chairman
VRI BioMedical Limited

VRI
BioMedical

21st November 2001

Company Announcements Office
Australian Stock Exchange

RE: New Clinical Trials

The Board of VRI BioMedical are pleased to announce that new clinical trials involving its bio- pharmaceutical products are in progress or soon to be commenced.

Diastat Project

Irritable bowel syndrome (IBS) is a disturbance of the movement of the bowel. There is evidence that the microbes of the bowel contribute to this condition. IBS can be a debilitating condition found throughout the world. It effects up to 30% of Australians.

VRI BioMedical has commenced a clinical trial in Sydney with the aim to control the symptoms of IBS.

The study includes up to 200 patients who are being given a VRI BioMedical proprietary probiotic in capsules with the trade name Diastat using the PCC isolate. PCC is the VRI trademark name of a specific type of probiotic that has been selected for its beneficial effects on the bowel microbes.

Allergies

VRI BioMedical will also soon commence two new studies in allergic conditions.

One study will be carried out in Perth, Western Australia with the aim of assessing the effect of a VRI BioMedical proprietary probiotic on the development of allergy in newborn infants.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

The second study will be carried out in two sites in the United Kingdom – London and Southampton. The studies will test the effectiveness of the VRI BioMedical proprietary probiotic together with sub-lingual desensitisation in the development of dust mite allergy in children and adults.

Leon Ivory
Chairman
VRI BioMedical Limited

VRI BioMedical

CHAIRMAN'S ADDRESS

Shareholders, Supporters

Welcome, to this our second AGM as a public company and indeed our first as a publicly listed company.

When the VRI BioMedical founders formed the business model in 1998 several key fundamentals were foremost in our minds. These were:

- Human capital - people who are innovative to be foremost
- Intellectual Property paramount
- Collaborate with centres of excellence. To work with these rather than replicate labs.
- Think and operate globally
- Be a virtual model and avoid the temptation to integrate which is costly to say the least – as there are ample channels to market
- Integrated portfolio of lower risk projects
- Short time to market – high levels of safety and lower toxicity hurdles
- Financing. In the absence of recurrent income to have 2 years or more of cash as a buffer or bow wave
- Seek strategic alliances with multinationals
- Source non-dilutive financing from government and industry grants.

Now that we are some 11 months old as a public listed company how do we at VRI feel we have performed?

- **<u>People or Human Capital</u>**

VRI has secured the services of some 50 excellent people full or part-time. These include in excess of some 25 with a PhD and the access to some 12 Professors.

- **Intellectual Property**

VRI patent portfolio – 17 patents; 15 proprietary and 2 licensed moving to national phase and 12 in international stage filing process.

- **Centres of Excellence**

VRI has co-operations with 8 universities and institutes world wide and clinical development and trials at some 12 teaching hospitals in Australia and Europe.

- **Financing**

Our I.P.O last December was oversubscribed where we raised $12Million.

Our spend to date is under the budget we set in the prospectus at the listing on the ASX and has recently been augmented by a $1 Million START grant from the Federal Government. We are to receive clinical trial assistance from the UK government for our UK studies. The START grant is the first of a number of non dilutive financing initiatives we have planned.

- **Strategic Alliances**

We have a very active partnering programme with multi channels to market with national, regional and multinational groups.

We have secured our first strategic partner with DSM of Holland; a multinational with 200 plants in Biotechnology and Pharmaceutical manufacturing worldwide. This collaboration was announced in August and went unconditional this week.

Active discussions are on going with in excess of 20 companies in some 8 countries.

Shareholders should look for progress in this area – more about that later. Why these channels to market? Simple, of the top 6 pharmaceuticals companies, each spends more each year on R & D than Australia does on science as a country. For example Pfizer spends some $5 Billion on R & D annually and the R & D budgets of the major companies are increasingly being directed to collaborations with Biotech companies such as the VRI model. Again the global pharmaceutical industry also offers the channels to market with the likes of Glaxco and Merck, Johnson & Johnson and many others providing sales forces of some 50,000 detailers each. The cost of some 10 to 12 such qualified representatives would exceed the total VRI annual budget. So we have no desire to replicate and compete with the drug companies existing embedded distribution channels. Partnering is the model.

- **Clinical Development**

We have some 10 approvals from various ethics committees for clinical trials in man and in animals.

We announced another four this week:-
3 in Allergy 2 in the UK, London, and Southampton and a multi centre trial centred around PMH in Perth in our biotherapeutic programme in expectant mothers and new born infants and an important trial through the UNSW in I.B.S. in our Diastat project for Irritable Bowl Syndrome.

People:
The quality of our people is forefront in my mind.

To complement the already talented management group, we have added further exceptional expertise to our staff.

- Dr Phillip Comans — Chief Operating Officer
- Dr Patricia Conway — General Manager Biopharmaceticals
- Henk Roubos — Formulations
- Dr Margaret Dunkley — Project Manager
- Jane Swindells — Financial Controller

Platforms:
Now I would like to turn to our science platforms and explain as clearly as I can to you the relationships between our very valuable assets and I.P in PREDICTION and PREVENTION between our diagnostics and our biopharmaceuticals, between the VRI leverage of Immunology and microbiology.

What to look for in the year ahead.

- Clinical Development – progress in the clinic and particularly in human trials is critical for success.

- Commercialisation Partnering- a very active programme has commenced and will gain in momentum in 2002. All our customers or counterparties are in the northern hemisphere with one exception.

- **Spinouts** shareholders can look towards initiatives in
  - Diagnostics - the development and exploitation of non core diagnostic technologies
  - Animal health - through the separate but parallel development of Sphere Animal Health.
  - East/West medicine – Herbal medicine – through Convergent Bioscience, Europe, Singapore and Australia

- Some form of European representation possibly in Germany.

- Commencement of discussions with Japanese Pharma companies to seek partners – suitable collaborations have already been identified.

- Financing a constant search for funds for development of your company.

- Product to market, we intend to launch VRI's first commercial sales with product launch progressively in various markets and jurisdictions our, Diastat product in the calendar year 2002. This should see the establishment of a top line, somewhat of a rarity in biotech but a key measurement of progress and success in the post dot com, post September 11 era. This will be a very important milestone for VRI.

Thanks to all, any questions.

VRI
BioMedical

23 November 2001

Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: RESULTS OF VOTING AT THE ANNUAL GENERAL MEETING – 23 NOVEMBER, 2001

We wish to advise that Proxy voting at the Annual General Meeting held this morning was as follows:

	FOR	AGAINST	DISCRETIONARY	TOTAL
Resolution 2	31,542,967	-		31,549,967
Resolution 3.1	31,532,967	-	17,000	31,549,967
Resolution 3.2	31,516,367	16,600	17,000	31,549,967
Resolution 4				
Resolution 5				
Resolution 6.1	31,496,101	46,866	7,000	31,549,967
Resolution 6.2	31,496,101	46,866	7,000	31,549,967
Resolution 6.3	31,496,101	46,866	7,000	31,549,967

Resolutions Number 2, 3.1 3.2 and 6.1 through to 6.3 were all passed on a show of hands. Insofar as resolutions 4 and 5 (Directors fees to be payable to all directors and the increase in directors' fees in the aggregate) were concerned, the Chair advised the meeting that the directors had determined that these two Motions not be put to the meeting but be withdrawn.

Yours faithfully

JOHN R FRAME
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

ASIC registered agent number

205 page 1/1 15 July 2001

lodging party or agent name VRI BioMedical Limited
office, level, building name or PO Box no. Level 11, The BCG Centre
street number & name 28 The Esplanade
suburb/city Perth state/territory wa postcode 6000
telephone (08) 9321 3655
facsimile (08) 9321 3650
DX number suburb/city

ASS. ☐ CASH ☐ PROC ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name VRI BIOMEDICAL LIMITED
ACN 084 464 193

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☐	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/creditors	☐	AH
	other	☒	R

section number

brief description

Issue of Options to D_irectors

Details of the resolution (tick the appropriate box & provide details)

date of meeting 23 11 2001

The resolution ☐ set out below
☒ in the attached annexure marked "........A....." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

I certify that the information in this form is true and correct.

print name JOHN R. FRAME capacity SECRETARY

sign here [signature] date 23 11 2001

Small Business (less than 20 employees). Please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ANNEXURE 'A'

VRI BioMedical Limited
ACN 084 464 193

This is the Annexure 'A' of one Page referred to in Form 203, signed by me and dated 23 November 2001.

....
J R Frame
Secretary

AS ORDINARY RESOLUTIONS:

1. "That pursuant to the terms and conditions of the Employee Share Option Plan, the directors be and are hereby authorised to allot and issue to Professor Jack Cade, up to 3000,000 options. These options which will be issued within 6 months of this resolution being passed will expire five years from the date of issue. They will be exercisable at $0.75 per share and vest pro-rata over a three year period."

2. "That pursuant to the terms and conditions of the Employee Share Option Plan, the directors be and are hereby authorised to allot and issue to Mr Ken Baxter up to 300,000 options. These options which will be issued within 6 months of this resolution being passed will expire five years from the date of issue. They will be exercisable at $0.75 per share and vest pro-rata over a three year period", and

3. "That, pursuant to the terms and conditions of the Employee Share Option Plan, the directors be and are hereby authorised to allot and issue to Professor Glyn Tonge up to 300,000 options. These options which will be issued within 6 months of this resolution being passed will expire five years from the date of issue. They will be exercisable at $0.75 per share and vest pro-rata over a three year period".

VRI

BioMedical

FAXED

2nd January 2002

Mr Anthony Walsh
Assistant Manager, Companies
Australian Stock Exchange Limited
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Anthony,

Your letter dated 31st December 2001 in which you query the recent increase in the Company's share price refers. We respond as requested as follows:

1. The directors are not aware of any information concerning it that has not been announced.
2. There is no immediate announcement to be made other than Appendix 3X which is due shortly.
3. At the Company's AGM the Chairman's address covered a wide range of issues that were pertinent to the past performance and alluded to revenue expectations in this calendar year. We released this to the ASX on the day of the AGM and then progressively circulated the announcement to those on the Company's broker contact list.
   We are aware that interest amongst the brokering community regarding the Company's activities is increasing and that certain market analysts are researching the Company.
   Other than these matters, the directors are not aware of any reason for the price change in the securities of the Company.
4. The directors believe that the Company is in compliance with the listing rules and in particular listing rule 3.1.

If you have any further queries, please contact me.
Yours sincerely,

John Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**KENNETH PETER BAXTER**
Date of appointment	**1 November 2000**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
9,000 listed shares 13,600 listed options exercisable at $0.75 each on or before 6 March 2006.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Baxter & Associates Pty Ltd **Director**	**2,500 listed shares** **7,200 listed options exercisable at $0.75 each on or before 6 March 2006**

Part 3 – Director's interests in contracts

Detail of contract	**None**
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FRANCIS CADE
Date of appointment	1 November 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
133,500 listed shares 133,500 restricted shares until 14 December 2002 53,400 listed options exercisable at $0.75 each on or before 6 March 2006 53,400 restricted options until 14 December 2002 exercisable at $0.75 each on or before 6 March 2006.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
nil	

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROBERT LLEWELLYN CLANCY**
Date of appointment	**10 March 1999**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Maktram Pty Ltd **Director**	**1 listed share** **8,999,999 restricted shares until 14 December 2002** **1 listed option exercisable at $0.75 each on or before 6 March 2006** **3,600,000 restricted options until 14 December 2002 exercisable at $0.75 each on or before 6 March 2006**

Part 3 – Director's interests in contracts

Detail of contract	**None**
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**GLYN MICHAEL TONGE**
Date of appointment	**10 September 2001**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	None

Part 3 – Director's interests in contracts

Detail of contract	**None**
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KIM SLATYER
Date of appointment	23 September 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Trivenia Pty Ltd as trustee for The Kim Slatyer Trust Director	80,201 listed shares 8,839,799 restricted shares until 14 December 2002 64,081 listed options exercisable at $0.75 each on or before 6 March 2006 3,535,920 restricted options until 14 December 2002 exercisable at $0.75 each on or before 6 March 2006

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BIOMEDICAL LIMITED
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**LEON IVORY**
Date of appointment	**23 September 1998**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities **nil**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Ivory & Company Pty Ltd as trustee for The Ivory Trust Director	**160,201 listed shares** **8,839,799 restricted shares until 14 December 2002** **64,081 listed options exercisable at $0.75 each on or before 6 March 2006** **3,535,920 restricted options until 14 December 2002 exercisable at $0.75 each on or before 6 March 2006**

Part 3 – Director's interests in contracts

Detail of contract	**None**
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

VRI Biomedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share Options issued pursuant to Employee Share Option Plan. Exercise Price $0.75 Effective Date 23/11/2001. Expiry Date 23/11/2006 Options vest pro rata monthly over 3 years

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Upon exercise of the options to acquire ordinary shares, only these ordinary shares thus allotted shall rank equally in all respects with other Ordinary shares.
5	Issue price or consideration	Nil issue price – Exercise price is $0.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of Employee Share Options pursuant to Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 January to 8 February 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
20,429,236	VRI
8,159,726	VRIO

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,045,097 15,218,042 1,790,000 3,200,000	VRIAI restricted shares fully paid VRIAQ Options Expiring 6-Mar-06 @ $0.75 (Vendor Restricted) VRIAO Employee Options Expiring 13/10/2005 @ $0.50 Employee Options Expiring 23/11/2006 @ $0.75

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

The Securities do not form a new class.
(now go to 43)

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

Items 38 to 42 are Not Applicable
(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....[signature]............ Date: 25/1/02
(~~Director~~/Company secretary)

Print name: JOHN FRAME

== == == == ==

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000.

Name of entity

VRI BIOMEDICAL LIMITED

ACN or ARBN	Quarter ended ("current quarter")
084 464 193	31 – 12 - 2001

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (..6.. months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(150)	(377)
	(b) advertising and marketing	(16)	(20)
	(c) research and development	(489)	(939)
	(d) leased assets	-	-
	(e) other working capital	(576)	(943)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	111	221
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(1120)	(2058)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (....6..months) $A'000
1.8	Net operating cash flows (carried forward)	**(1120)**	**(2058)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(5)	(13)
	(e) other non current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(5)	(13)
1.14	**Total operating and investing cash flows**	(1125)	(2071)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1125)	(2071)
1.21	Cash at beginning of quarter/year to date	8174	9120
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7049	7049

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	152
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	525	415
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details) – BANK BILLS	6524	7759
Total: cash at end of quarter (item 1.22)	7049	8174

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....J Frame............ Date: 25/1/02
(~~Director/~~Company secretary)

Print name: ....JOHN FRAME............

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a)- policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Document 205g

+ See chapter 19 for defined terms.

VRI

BioMedical

25th January 2001

Dear Shareholders,

At the Annual General Meeting of Shareholders on the 23rd November, I introduced a chart representing the space within which VRI operates (copy attached) and outlined some events that would make this an exciting year ahead for VRI.

Progress in pre-clinical and clinical development is critical for VRI's success. The Company's animal and human trial programme continues while planning for new trials is well underway.

Of particular note in meeting this primary objective, I am delighted to announce that we are about to commence an extensive animal study within our cardiovascular platform, having recently received ethics approvals. This study will build on previous animal studies that yielded encouraging results in the prevention of cardiovascular diseases.

Further to this, a prime operational focus during this calendar year will be on human clinical trials. Our plans are well progressed in designing these human clinical trials within our cardiovascular platform and we anticipate applying for human ethics approval for this study in the near future.

Coronary heart disease is the most common cause of death in the western world and based on this and the encouraging results from our initial research, we see our biopharmaceutical work in this area to be increasingly important to VRI BioMedical.

I informed the shareholders that during 2002 we intend to achieve VRI's first commercial sales with a product to be launched progressively in various markets. We remain confident with this prediction, which should see the establishment of an ongoing revenue line for the Company. Consequently we are placing a great deal of focus on this milestone and thus on our commercialisation programme, recognising that this outcome has dependency upon continuing firming of international economic and in particular, the pharmaceutical markets.

Last year we engaged in many discussions with potential collaborative and commercial partners. We are encouraged by the growing interest received from these parties. As a result of this hard work we concluded a major co-development and commercialisation agreement with DSM, based in The Netherlands. DSM is a large organization with a

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

turnover of around $14 billion per year. This agreement was a significant event for the Company as it validated our biopharmaceutical science platform whilst among other things providing enabling technology for VRI.

During the course of our discussions with the various potential commercial partners, one project, Diastat using our PCC isolate, attracted considerable attention. PCC is a particular biotherapeutic for the prevention and treatment of diarrhoea including traveller's, geriatric, infantile, antibiotic-associated, stress and diet induced forms as well as for Irritable Bowel Syndrome. In a series of laboratory experiments and human studies (some on-going), PCC successfully demonstrated efficacy and functionality as an effective biotherapeutic.

There are large global markets for these conditions, which VRI believes are not currently serviced with an effective medical solution. Consequently we intend to progress negotiations with several parties in regard to the commercialisation of this product.

Another milestone we intended to achieve was that of European representation. The majority of our potential customer base is in the Northern Hemisphere and particularly in Europe and thus we believe we need to have an appropriate level of representation in that region.

To this end we have appointed Dr. Michael Hauck as our representative in Europe. Dr Hauck is based in Germany. He holds a PhD in biochemistry and analytical chemistry and is a specialist in food chemistry and trace analysis. He is skilled in broad operational and human resource management having worked for Ciba-Geigy in Switzerland, Novartis, Grunenthal Aachen as well as with management consulting groups. Additionally our non-executive director Professor Glyn Tonge is based in the United Kingdom to give the level of coverage in the Northern Hemisphere needed by the Company at this time.

At VRI we are committed to delivering on all the objectives and promises for 2002, thereby creating a strong profitable organization and the maximising of shareholder wealth.

Kind regards,

Leon Ivory
Executive Chairman


Treatment
VRI BioMedical
Prevention
Biopharmaceuticals
Microbiology
Cardiovascular
Gastrointestinal
Respiratory
Gynaecology
Immunology
Diagnostics
Prediction

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

VRI Biomedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Shares rank equally with VRI from allotment.
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Employee Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 Jan 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
20,429,236	VRI
8,159,726	VRIO

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,045,097 15,218,042 1,790,000	VRIAI restricted shares fully paid VRIAQ Options Expiring 6-Mar-06 @ $0.75 (Vendor Restricted) VRIAO Employee Options Expiring 13/10/2005 @ $0.50

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

The Securities do not form a new class.
(now go to 43)

Entities that have ticked box 34(b)

Items 38 to 42 are Not Applicable
(now go to 43)

All entities

+ See chapter 19 for defined terms.

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....[signature]............ Date: ...25/1/02...
(~~Director~~/Company secretary)

Print name: ......JOHN FRAME......

+ See chapter 19 for defined terms.

VRI BioMedical

7 May 2002

Company Announcements Office
Australian Stock Exchange

'VRI Biomedical To Accelerate Plans for Global Cardiovascular Drug Market Following Publication of International Patent Application'

ASX listed VRI BioMedical is to accelerate its research and discovery program to target the $93-billion ($US50-billion) cardiovascular drug market. The company disclosed this today following the publication by the World Intellectual Property Organization of its International Patent Application for "Atheromastat", the company's therapeutic technology for the treatment of coronary heart disease. VRI revealed that it would commence human testing for Atheromastat during the second half of 2002.

VRI's distinctive approach to cardiovascular research and treatment is highlighted by the fact that Atheromastat is a natural Biotherapeutic product. The company believes Atheromastat will have a superior side effect profile to the chemical based pharmaceutical products currently used to prevent and treat blockages in the arteries of the heart (atherosclerosis) and potentially will have a faster route to the market.

VRI has shown in preliminary animal studies that Atheromastat significantly reduces the levels of fatty streaks in the coronary arteries, the precursors of blockages. Furthermore, ongoing VRI research has generated additional exciting data regarding not only the treatment of atherosclerosis, but also its prevention. This work has lead to the recent lodgement of a separate Provisional Patent Application.

VRI's cardiovascular biotherapeutic projects are complemented by the ongoing development of its diagnostic for atherosclerosis, "Secril Alert". This test measures specific biological indicators of inflammation, levels of which the company found correlated with the extent of blockages in the arteries of the heart. The concept of measuring markers of inflammation to determine the presence and extent of atherosclerosis was given strong independent support by an article in the May 2002 issue of Scientific American. The article, "Atherosclerosis: The New View", describes that inflammation is indeed a fundamental factor in the process of the disease.

Commenting, VRI Executive Chairman Leon Ivory said that the momentum being achieved by VRI through successful patent applications and research findings in this area excite the company because of the sheer magnitude of the cardiovascular market and the potential for a new approach to the problem.

VRI BioMedical Limited
ACN084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St George's Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

Coronary heart disease (CHD) remains a problem of enormous size and cost, both for patients and their families and for struggling health systems worldwide, for example:

- CHD is the most common cause of death in the western world.
- In the USA 12.4 million people suffer from CHD.
- CHD was estimated to directly and indirectly cost the USA US$100 billion (A$186 billion) in 2001.
- IMS Health estimate global retail pharmacy sales for cardiovascular drugs for the 12 months to January 2002 totalled more than US$50 billion (approx. A$93 billion). In Australia nearly 50% of the total cost of subsidised cardiovascular drugs are for lipid lowering agents.

For further information please contact: Leon Ivory, Executive Chairman on 0419428264 or John Frame, Company Secretary on (08) 93213655 or 0409163211.

VRI
BioMedical

21st May 2002

VRI BioMedical accepts the Bank of New York's sponsored US Level 1 Depository Receipt programme

VRI BioMedical, a listed public company on the Australian Stock Exchange, has accepted the Bank of New York's offer for a sponsored Level 1 Depository Receipt listing in the USA.

Depository Receipts (ADR's) are US share certificates that represent underlying foreign shares which are held in custody outside the USA. They are traded and settled in the USA like any other US share.

VRI BioMedical intends to use the ADR programme to broaden the company's shareholder base, raise the company's profile among the US investors and allow the shares to be traded in the same arena as its global peers. To this end, the Bank of New York has offered to sponsor VRI BioMedical to the first Level of its ADR programme.

The Bank of New York, founded in 1784, is one of the USA's most sound and profitable money centre banks. It is the leading US depository bank and largest provider of securities in the world offering a full range of value-added services.

Queries to: Leon Ivory, Executive Chairman on 0419 428264.

FAXED 12/6/02
5:40PM
Notified Tony Walsh by Telephone. 5:30pm.

VRI BioMedical

Facsimile

To:	Mr Tony Walsh	From:	John Frame
Fax:	9221 2020	Pages:	1
Phone:		Date:	12/06/2002
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Dear Tony,

Further to our discussion, I would like to confirm that the Directors of VRI BioMedical request a trading halt of its securities. I believe the halt will be effective until 7:30 AM on Monday 17th June 2002.

Kind regards,

John Frame
Company Secretary

Leon Ivory
Executive Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

13 June 2002

VRI Biomedical Limited

TRADING HALT

The securities of VRI Biomedical Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading onMonday, 17 June 2002 or when the announcement is released to the market.

Security Codes: VRI
VRIO

Anthony Walsh
Assistant Manager Companies

VRI
BioMedical

17th June 2002.

VRI BioMedical Commercialises First Product 18 Months After ASX Listing

ASX listed VRI BioMedical Ltd announced today that it has commercialised its first product following a firm order by Pharmanex (Utah, USA) for PCC®, one of the company's exclusive probiotic isolates.

The initial Pharmanex order that will generate revenues for VRI of $750,000 is part of a substantial global supply agreement that VRI BioMedical has negotiated with Pharmanex. PCC® is being contract manufactured in the USA and supplied by VRI BioMedical as finished product in capsules.

Pharmanex is a leader in the research and development of phyto-pharmaceutical and nutritional products within a multi-billion dollar market. The company has a portfolio of multivitamin/mineral supplements, natural health products, standardized botanicals and specialized health systems.

The deal provides Pharmanex with exclusive global rights to sell and distribute PCC® through Pharmanex's global marketing and distribution network in the United States, Asia, Australia and Europe. The two companies are also working together to bring to the market additional opportunities, some in the short term.

The Pharmanex order for PCC®, the first Australian biotechnology product to be marketed by the company, comes only eighteen months after VRI BioMedical listed on the ASX (Australian Stock Exchange). It is the first of the company's products to be commercialised within a diverse intellectual property portfolio. VRI BioMedical is developing products across a platform of disease prediction, prevention and treatment in the areas of cardiovascular, gastrointestinal, respiratory and gynaecology.

Commenting, Dr Joe Chang, Ph.D. President of Pharmanex, said: "Consumers are beginning to recognize the value of probiotics to maintain good health. We believe VRI BioMedical has developed a unique formulation of lactobacilli, potentially providing consumers with a probiotic that is useful in a variety of nutritional states."

VRI BioMedical Executive Chairman, Leon Ivory, said that the agreement delivers on VRI BioMedical's promise to shareholders at the AGM that it would partner with major industry players in order to accelerate the time to market and to contain on-going research and development costs.

Mr. Ivory said that this deal represented a major achievement for an Australian biotech company, especially as it will provide for recurrent revenue for VRI BioMedical.

He added that the VRI BioMedical revenue target was to exceed $10 million within 18 months. This would be achieved partly through this arrangement with Pharmanex as it rolled out distribution progressively throughout the regions it operates in, as well as from the plans that are being advanced to partner with other groups that include the objective to commercialise several of the Company's diagnostic products that are now market ready.

For further information please contact:

- **Leon Ivory, Executive Chairman on 0419 428 264, or**
- **John Frame, Company Secretary on (08) 93213655**

A.H.T.

Lodged 605 in error. 604 subsequently lodge to amend.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme VRI BIOMEDICAL

ACN/ARSN 084 464 193

1. Details of substantial holder (1)

Name AUSTRALIAN HERITAGE GROUP LIMITED

ACN/ARSN (if applicable) 091 158 593

There was a change of interests of the substantial holder on 20 / 06 / 02

The previous notice was given to the company on 20 / 04 / 00

The previous notice was dated 20 / 04 / 00

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary shares	10,000,000	17%	8,333,333	14.2%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20/06/02	Australian Heritage Group Limited	On market sale	$1,166,666.90	1,666,667 ordinary shareds	2.8%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Australian Heritage Group Limited	Australian Heritage Group Limited	Australian Heritage Group Limited	Legal	8,333,333	14.2%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Heritage Group Limited	Level 22 Allendale Square, 77 St Georges Terrace, Perth WA 6000

Signature

print name	Greg MacMillan	capacity	Company Secretary
sign here	[signature]	date	20 / 06 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

02 AUG 15 AM 10: 10

Notice of change of interests of substantial holder

To Company Name/Scheme VRI BIOMEDICAL

ACN/ARSN 084 464 193

1. Details of substantial holder (1)

Name AUSTRALIAN HERITAGE GROUP LIMITED

ACN/ARSN (if applicable) 091 158 593

There was a change of interests of the substantial holder on 20 / 06 / 02

The previous notice was given to the company on 20 / 04 / 00

The previous notice was dated 20 / 04 / 00

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary shares	10,000,000	17%	8,333,333	14.2%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20/06/02	Australian Heritage Group Limited	On market sale	$1,166,666.90	1,666,667 ordinary shareds	2.8%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Australian Heritage Group Limited	Australian Heritage Group Limited	Australian Heritage Group Limited	Legal	8,333,333	14.2%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Heritage Group Limited	Level 22 Allendale Square, 77 St Georges Terrace, Perth WA 6000

Signature

print name	Greg MacMillan	capacity	Company Secretary
sign here		date	20 / 06 / 02

605 Page 2/2 15 July 2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

VRI
BioMedical

26 June, 2002

Dear Shareholder,

As we near the end of this financial year, I would like to take the opportunity of expanding on some of the exciting developments that are taking place in your Company and to outline some future directions.

Pharmanex Deal

There is no question that VRI BioMedical has reached a turning point with the commercialisation of its first product, only 18 months after listing on the ASX. Most excitingly we are confident that this is only the beginning with the very real expectation of further launches of several of the Company's diagnostic products.

The importance of the Pharmanex supply agreement cannot be over-emphasised. It will immediately generate revenues for the company and has the potential over time to bring VRI into a strong financial position. Indeed the June 17th announcement of the Pharmanex deal highlights the success of VRI BioMedical's strategy of partnering with major industry players in order to accelerate the time to market and to contain on-going research and development costs.

VRI has received its first order from Pharmanex, worth $750,000. The order is for finished product containing PCC™, one of the company's exclusive probiotic isolates. The product will be contract manufactured in the USA for VRI. This initial order is the first of what will be recurrent orders that will fuel the global launch of the product.

Pharmanex, a subsidiary of New York Stock Exchange listed NuSkin Enterprises, is a leader in the research and development of phyto-pharmaceutical and nutritional products. Pharmanex has a portfolio of multivitamin/mineral supplements, natural health products, standardized botanicals and specialized health systems, each multi-billion dollar market segments.

PCC™ is the first Australian biotechnology product to be marketed by Pharmanex. Pharmanex will release the product in the 4th quarter of this year, initially into the USA, Korea, Taiwan and then into Japan in early 2003. The Japanese market currently represents some 50 percent of the world's probiotic market.

This supply agreement with Pharmanex demonstrates your Company's capacity to transform technology into revenue within a remarkably short timeframe, a major achievement for an Australian bioscience company. It also underscores our strategy of developing products that have fewer regulatory hurdles thereby providing recurrent revenue streams to underpin the development of our entire product portfolio.

VRI BioMedical Limited
ACN084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

Revenue Targets
VRI BioMedical's revenue target is to exceed $10 million within the next 18 months. This will be achieved partly through our arrangement with Pharmanex, as well as from plans to partner with other groups. These include the objective to commercialise several of the Company's diagnostic products that are now market ready.

Recurrent revenues will be used to fund further research and clinical development that will lead to more of our stable of products being brought to market. It is exciting to remember that the Pharmanex agreement represents just one of 24 technologies that that VRI intends to commercialise.

US Depository Receipts
In May we accepted the Bank of New York's offer to sponsor the Company to a Level One Depository Receipt listing in the USA. Depository Receipts (ADR's) are US share certificates that represent underlying foreign shares which are held in custody outside the USA. They are traded and settled in the USA like any other US share. The Bank of New York, founded in 1784, is one of the USA's most sound and profitable money centre banks. It is the leading US depository bank and largest provider of securities in the world offering a full range of value-added services.

Pipeline Products
As you may know VRI BioMedical is developing products across a platform of disease prediction, prevention and treatment in the areas of cardiovascular, gastrointestinal, respiratory and gynaecology.

Of particular importance is the emergence of our cardiovascular projects and diagnostic for coronary heart disease. These projects, which are based on sound scientific research and compelling data, are emerging as flagship projects. Following the successful conclusion of further animal studies and the lodgement of an additional provisional patent application, the Company is planning human clinical trials (Phase II) to study the prevention of cardiovascular disease. These studies are expected to commence later this year.

World-class Personnel
We continue to attract highly skilled people to support the scientific operations within VRI. To this end you can expect to see shortly further announcements regarding the addition of further world-class and pre-eminent people to our pool of talent.

I trust you share my enormous excitement both about recent events and especially regarding the future potential of VRI BioMedical. Rest assured that all the people at VRI BioMedical are working hard to deliver on all of its promises and to continue to add value to your investment in the Company.

I attach for your information, copies of recent announcements we have made to the ASX. If you have any queries please contact John Frame, Company Secretary or go to our website at www.vribiomedical.com to source additional information.

Yours faithfully,

Leon Ivory
Executive Chairman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

VRI Biomedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares Employee Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000 Ordinary Fully Paid Shares 300,000 Employee Share Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share Options issued pursuant to Employee Share Option Plan. Exercise Price :- $0.75 Effective Date :- 13/06/2002 Expiry Date :- 13/06/2007 Options Vest pro-rata monthly over 3 years Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Ordinary Shares rank equally with (VRI class) from allotment No – Employee Share Options do not rank equally with an existing class of quoted securities. They will rank equally in all respects with other ordinary shares upon exercise of these options to acquire ordinary shares (VRI)
5	Issue price or consideration	Ordinary Fully Paid Shares - $0.75 per share upon exercise of options (VRIO) Employee Share Options – nil issue price. Exercise Price - $0.75 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 4,000 Employee Options under Class VRIO to acquire 4,000 ordinary fully paid shares at $0.75 per share Issue of Employee Share Options pursuant to Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
20,471,236	VRI
8,155,726	VRIO
Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,045,097	VRIAI restricted shares fully paid
		15,218,042	VRIAQ Options Expiring 6-Mar-06 @ $0.75 (Vendor Restricted)
		1,752,000	VRIAO Employee Options Expiring 13/10/2005 @ $0.50
		3,200,000	VRIAK Employee Options expiring 23/11/2006 @ $0.75
		300,000	Employee Options expiring 13/06/2007 @ $0.75

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

The Securities form a new class of Employee Share Options with a different expiry date..

(now go to 43)

Entities that have ticked box 34(b)

Items 38 to 42 are Not Applicable

+ See chapter 19 for defined terms.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26/6/02
(~~Director~~/Company secretary)

Print name: JOHN FRAME

+ See chapter 19 for defined terms.

VRI BioMedical Ltd – Executive Committee Publication Release.

Date: 27th June 2002

Subject: ASX – Appendix 3b

Comments: exercise of options and new ESOP options

Authorised for release:

--- --

Leon Ivory

John Frame

VRI BioMedical

17th July 2002

Professor Robert Clancy Retires

The Board of Directors of VRI BioMedical advise that Professor Clancy has resigned from the Board of the Company. Professor Clancy was the co-founder of VRI BioMedical and developed the foundation product portfolio and the initial scientific philosophy on which the Company was built. Professor Clancy will continue to both support the Company and provide scientific leadership as a consultant to the CEO and the Board in connection with the Company's on-going research and development involvement in its facilities at the University of Newcastle.

VRI BioMedical appoints Professor Pat Holt as a Consultant to the Company

VRI BioMedical is pleased to announce the appointment of Professor Patrick Holt as a Consultant to the company.

Professor Holt is best known for his pioneering work on the immunology of asthma and as an international authority on allergic and infectious disease. In addition to his role as Deputy Director of the Telethon Institute for Child Health Research in Perth, Professor Holt serves on the Scientific Advisory Board of the Edward Jenner Institute for Vaccine Research in UK and as part of the World Health Organisation Consultative Group for Prevention of Allergic Diseases.

VRI BioMedical Executive Chairman said: "The Board is delighted that Professor Pat Holt has agreed to become actively involved with VRI BioMedical at this important time in its history with the commercialisation of the company's first product and others that we anticipate will soon come to market. Professor Holt's international reputation in immunology and infectious disease is especially relevant to our portfolio of products and will strengthen our ability to build upon research and development advances that will contribute to the growth of the Company."

Professor Holt's international awards for achievements in research include the Pharmacia Foundation International Prize in Allergy, the King Faisal Foundation Prize in Medicine for research on asthma, and an Honorary Doctorate in Medicine from Linkoping University in Sweden.

VRI BioMedical is developing products across a platform of disease prediction, prevention and treatment in the areas of cardiovascular, gastrointestinal, respiratory and gynecology.

Among his many qualifications Professor Holt holds a PhD (1970) University of Western Australia, MRCPath (1984) Royal College of Pathologists, DSc (1990) University of Western Australia, FRCPath (1994) Royal College of Pathologists (UK), MD (Hon) (1995) University of Linköping, FRCPI (1997) Royal College of Physicians of Ireland and FAA (2001) Australian Academy of Science

For further information please contact

- **Leon Ivory, Executive Chairman on 0419 428 264 or**
- ***John Frame, Company Secretary, on 0409 163 211 or (08) 93213655***

VRI BioMedical

Facsimile

To:	Company Announcement Platform	From:	John Frame
Fax:	1300 300 021	Pages:	1
Phone:		Date:	25 July 2002
Re:	**VRI BioMedical Limited – SHARE OPTIONS LAPSED**	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

The following Share Options (which form part of the Employee Share Option Plan) have lapsed:-

CLASS	EXERCISE PRICE	NUMBER LAPSED
VRIAK Unquoted Employee Options 23/11/2006	$0.75	842,010

J R Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

02 AUG 15 AM 10: 21

VRI
oMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	6
Phone:		Date:	31 July 2002
Re:	**Appendix 4C**	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Continuous Disclosure Release Notice No. 41/2002: Appendix 4C.

As at 30 June 2002, VRI BioMedical Limited had cash reserves totalling $4.58 million and an un-drawn START Grant of $710,623.

This compares to a budget cash balance of $4.44 million that was included in the 3 year forecast disclosed in the Company's IPO Prospectus dated 3rd November 2000.

John Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN	Quarter ended ("current quarter")
97 084 464 193	30 JUNE 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(267)	(823)
		(b) advertising and marketing	(4)	(22)
		(c) research and development	(803)	(2,364)
		(d) leased assets	-	-
		(e) other working capital	(485)	(1,965)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		55	357
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) – START Grant and Joint Venture Contribution		284	284
	Net operating cash flows		(1,220)	(4,533)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A'000	Year to date (.12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,220)**	**(4,533)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(5)	(49)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(5)	(49)
1.14	**Total operating and investing cash flows**	(1,225)	(4,582)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	22	37
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	22	37
	Net increase (decrease) in cash held	(1,203)	(4,545)
1.21	Cash at beginning of quarter/year to date	5,778	9,120
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	4,575	4,575

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	164
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	963	1,029
4.2 Deposits at call	-	-
4.3 Bank overdraft		
4.4 Other (provide details) – BANK BILLS	3,612	4,749
Total: cash at end of quarter (item 1.22)	4,575	5,778

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30/7/02
(~~Director~~/Company secretary)

Print name: JOHN FRAME

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.